Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

GUIDANCE SOFTWARE, INC.
(Name of Subject Company)

GUIDANCE SOFTWARE, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

401692108
(CUSIP Number of Class of Securities)

Alfredo Gomez
General Counsel
Guidance Software, Inc.
1055 E. Colorado Boulevard
Pasadena, California 91106-2375
(626) 229-9191

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

With a copy to:
Julian Kleindorfer
David Zaheer
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560
(213) 485-1234

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, this "Schedule 14D-9") relates is Guidance Software, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1055 E. Colorado Boulevard, Pasadena, California 91106-2375. The telephone number of the principal executive offices of the Company is (626) 229-9191.

Class of Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.001 per share (the shares of such common stock, the "Company Shares"). As of the close of business on August 3, 2017, there were 33,431,155 Company Shares issued and outstanding.

Item 2.    Identity And Background Of Filing Person

Name and Address

        The Company is the subject company and the person filing this Schedule 14D-9. The Company's address and telephone number are set forth in Item 1 under the heading "Name and Address." The Company's website address is www.guidancesoftware.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company's website should not be considered part of this Schedule 14D-9.

Tender Offer

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Galileo Acquisition Sub Inc., a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada ("Parent"), to purchase any and all Company Shares that are issued and outstanding, at a purchase price of $7.10 per Company Share (the "Offer Price") net to the seller thereof in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the "SEC") on August 8, 2017 (as it may be amended or supplemented from time to time, the "Schedule TO"). Any Company Shares tendered by notice of guaranteed delivery but not actually delivered to the depositary of the Offer prior to the Expiration Date (as defined below) will not be considered validly tendered until so delivered.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 25, 2017, by and among the Company, Parent and Purchaser (as it may be amended from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation (the "Surviving Corporation"). The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a tender offer for a corporation that has a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the agreement of merger, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the corporation that is being acquired would otherwise be required to adopt the agreement of merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote or written consent of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

        Under the terms of the Merger Agreement, the obligation of Purchaser to purchase the Company Shares validly tendered in the Offer is subject to the following conditions: (a) that immediately prior to the expiration of the Offer (the "Expiration Date") there shall have been validly tendered in the Offer (in the aggregate), and not withdrawn (and excluding any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Company Shares that, together with the number of Company Shares (if any) then owned by Purchaser, Parent and their respective controlled affiliates, equal at least a majority of the Company Shares then issued and outstanding (the "Minimum Condition"), (b) that, at the Expiration Date, the following conditions shall have been satisfied (or have been waived): (i) the applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") shall have expired or been terminated (the "HSR Condition"), (ii) the agreement by the Defense Security Service ("DSS") in the form of a commitment letter reflecting acceptance by DSS of a plan to mitigate foreign ownership, control and influence over the Company (the "DSS Consent") shall have been obtained (the "DSS Condition"), (iii) no law or order of any governmental authority with competent jurisdiction shall be in effect which (y) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (z) except as contemplated by Section 5.5(f) of the Merger Agreement, imposes any limitations on the ownership or operation by Parent (or any of its subsidiaries) of all or any portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries, or compels Parent, the Company or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries (the condition described in this sub-paragraph (iii), together with the HSR Condition and DSS Condition, the "Regulatory Conditions"), (iv) that no legal proceeding shall have been commenced and be pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in subparagraph (iii) above, (v) the representations and warranties of the Company contained in the Merger Agreement must be true and correct as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), subject to applicable materiality thresholds, (vi) the Company must have complied with or performed in all material respects all covenants and obligations that the Company is required to comply with or to perform at or prior to the Expiration Date; (vii) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company and dated as of the Expiration Date to the effect that the conditions described in the foregoing sub-paragraphs (v) and (vi) have been satisfied, (vii) that the Merger Agreement shall not have been validly terminated in accordance with its terms and (viii) that since the date of the Merger Agreement, no Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred.

        As a result of the Merger and without any action on the part of the holders of any Company Shares, each Company Share outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than each Company Share (a) owned by the Company or Parent or a wholly-owned subsidiary of the Company or Parent, which will be cancelled and cease to exist without any payment being made with respect to such Company Shares or (b) owned by any stockholders who are entitled to and who have properly exercised and validly perfected appraisal rights under Section 262 of the DGCL with respect to such Company Shares) will be converted into the right to receive an amount of cash per Company Share equal to the Offer Price (the "Merger Consideration"), without interest thereon and less any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Company Shares.

        In addition, immediately prior to the Effective Time, (a) each outstanding, unexpired and unexercised option (a "Company Option") to purchase Company Shares granted pursuant to the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (as amended from time to time) or the Guidance Software, Inc. 2017 Incentive Award Plan (as amended from time to time) (the "Company Stock Plans"), that is vested and exercisable or that, by the terms of the applicable Company Stock Plan or award agreement, would automatically become vested and exercisable as a result of the occurrence of the Transactions (as defined below) (each, a "Vested Option"), shall be cancelled and, in exchange therefor, each former holder thereof shall be entitled to receive a payment in cash (net of applicable withholding taxes and without interest) in an amount equal to the product of (i) the total number of Company Shares subject to such Vested Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share subject to such Vested Option immediately prior to such cancellation, and (b) each award of restricted Company Shares ("Company Restricted Shares") granted under the Company Stock Plans that is outstanding and vested or that, by the terms of the applicable Company Stock Plan or award agreement, would automatically become vested as a result of the Transactions (the "Vested Restricted Shares") shall be cancelled and, in exchange therefor, each former holder thereof shall be entitled to receive a payment in cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Vested Restricted Shares immediately prior to such cancellation (which, in the case of awards of performance-vesting Company Restricted Shares, shall be calculated at "Target Level" performance) and (ii) the Merger Consideration, in each case as set forth in Item 3 under the heading "Agreements or Arrangements with Executive Officers and Directors of the Company". No Company Options or Company Restricted Shares shall be continued, converted, assumed or replaced by the Surviving Corporation in connection with the Merger.

        From and after the date of the Merger Agreement until the Acceptance Time (as defined in the Merger Agreement) or, if earlier, the termination of the Merger Agreement, the Company (or the board of directors of the Company (the "Company Board") or any committee thereof, as applicable) must, and must cause its affiliates and direct their respective representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with third parties regarding any Competing Proposal (as defined in the Merger Agreement); terminate access by any third party to any data room relating to a potential Competing Transaction (as defined in the Merger Agreement); in accordance with the applicable confidentiality agreements with third parties, request the prompt return or destruction of any confidential information provided to any third party in the 12 months immediately preceding the date of the Merger Agreement in connection with a Competing Proposal; and enforce the provisions of any existing confidentiality agreements entered into with respect to any potential Competing Transaction (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent necessary to permit the counterparty thereto to make a confidential Competing Proposal directly to the Company Board in accordance with the terms of the non-solicitation provisions in the Merger Agreement). Further, the Company must not, must cause its affiliates not to, and shall direct its and their representatives not to, directly or indirectly, (a) solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal or any inquiry, proposal or request for information regarding or that would reasonably be expected to lead to, or result in, a Competing Proposal, (b) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or afford access to the offices, books and records of the Company or any of its subsidiaries to, any person with respect to inquiries, proposals or requests for information regarding, or that would reasonably, be expected to lead to, or the making of a Competing Proposal, (c) make an Adverse Recommendation Change (as defined in the Merger Agreement) or (d) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)) relating to a Competing Proposal or potential Competing Transaction (as defined in the Merger Agreement) or requiring or reasonably expected to cause the Company to abandon, terminate, materially delay, fail to consummate, or that would otherwise materially impede or interfere with, the Merger or any of the other Transactions. The violation of the restrictions set forth in the non-solicitation covenant by any affiliate of the Company or any representative of the Company or any of its affiliates shall constitute a breach of the non-solicitation covenant by the Company, including for the purposes of certain termination rights of Parent under the Merger Agreement. For the purposes of the restrictions described in this paragraph, none of Shawn McCreight, Jennifer McCreight, PRIMECAP Management Company, RGM Capital, LLC or any of their respective affiliates that beneficially own any Company Shares (other than any subsidiary of the Company) shall be deemed an affiliate of the Company.

        Notwithstanding the foregoing limitations, if at any time following the date of the Merger Agreement and prior to the Acceptance Time, the Company or any of its representatives receives a bona fide unsolicited written Competing Proposal from a third party (which Competing Proposal was initially made after the date of the Merger Agreement and did not result from a breach of Section 5.3 of the Merger Agreement), and the Company Board determines in good faith, after consultation with the Company's outside legal and financial advisors, based on the information then available, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to the restrictions set forth in the Merger Agreement, the Company may engage in discussions or negotiations with such third party and provide such third party with information so long as the Company complies with procedural requirements contained in the Merger Agreement.

        If (a)(i) the Company receives a bona fide unsolicited written Competing Proposal that the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal and (ii) the Company determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under applicable law, then the Company Board may make an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a definitive agreement with respect to such Superior Proposal or (b) the Company Board may make an Adverse Recommendation Change in response to material events, changes or developments in circumstances that were not known to or reasonably foreseeable by the Company Board as of or prior to the Acceptance Time if the failure to take such action would be inconsistent with the fiduciary duties owned by the Company Board to the Company and the stockholders of the Company under applicable law, in the case of each of clause (a) and (b), so long as the Company complies with applicable procedural requirements contained in the Merger Agreement.

        The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading "Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements." The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Offer is initially scheduled to expire at 12:00 a.m., Eastern time, on September 6, 2017 (the "Initial Expiration Date"), subject to extension in accordance with the Merger Agreement, the Securities and Exchange Commission (the "SEC") or applicable law (the Initial

Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with the Merger Agreement, the "Expiration Date").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

        Parent formed Purchaser solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender Agreement (as defined in Item 3 under the heading "Arrangements between the Company, Parent and Purchaser—Tender and Voting Agreement") (collectively, the "Transactions").

        To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Tender Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Purchaser and Parent are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and the telephone number is 519-888-7111.

        The Company has made information relating to the Offer available online at www.guidancesoftware.com. The Company has also filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations And Agreements

        Except as described in this Schedule 14D-9, in the Schedule TO, or in the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 7, 2017 (the "2017 Proxy Statement"), to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The 2017 Proxy Statement is incorporated herein by reference including the following sections: "Proposal 1—Election of Directors," "Proposal 3—Approval of 2017 Incentive Award Plan," "Security Ownership of Certain Beneficial Owners and Management," "Section 16(a) Beneficial Ownership Reporting Compliance," "Equity Compensation Plan Information," "Executive Officers," "Compensation Discussion and Analysis," "Compensation Committee Matters," "Director Compensation," "Proposal No. 4—Advisory Vote on Executive Compensation," "Proposal No. 5—Advisory Vote on Frequency of Advisory Votes on Executive Compensation," "Compensation Risk Assessment," "Stockholder Proposal," "Annual Report," "Other Matters," "Appendix 1 Guidance Software 2017 Incentive Award Plan" and "Appendix 2 Reconciliation of: 2016 Non-GAAP EPS to 2016 GAAP EPS." Any information contained in the excerpts from the 2017 Proxy Statement incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Arrangements between the Company, Parent and Purchaser

        The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company, Parent and Purchaser relating to the Offer.

Merger Agreement

        The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description and any summary of provisions of the Merger Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference herein.

        Holders of Company Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Company Shares of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Company, Parent, Purchaser or their respective affiliates.

        The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Transactions. It is not intended to provide any other factual information about Parent, Purchaser, the Company, or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent and Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Tender and Voting Agreement

        Concurrently with the execution and delivery of the Merger Agreement, on July 25, 2017, Parent and Purchaser entered into a tender and voting agreement with each of the Company's directors, as well as Patrick Dennis, the Company's President and Chief Executive Officer, Barry J. Plaga, its Chief Financial Officer and Chief Operating Officer, Alfredo Gomez, its General Counsel, Ken Basore, its Senior Vice President of Product Engineering, Michael Harris, its Chief Marketing Officer, Stephanie Urbach, its Senior Vice President for Human Resources, and Rasmus Van Der Colff, its Vice President for Finance and Chief Accounting Officer (the "Tender Agreement") pursuant to which each such person agreed, among other things, to (a) accept the Offer and tender their Company Shares pursuant to the Offer, and (b) to vote against (i) any Competing Proposal or any proposal related to a Competing Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Company or the subsidiaries of the Company or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Company or any of the subsidiaries of the Company, (iii) to the extent submitted to a stockholder vote, any change in the business, management or Company Board (other than as directed by Parent or Purchaser) or (iv) any other action, proposal or agreement that would (x) reasonably be expected, to impede, interfere with, materially delay or postpone the Merger and the Transactions, (y) result in any of the conditions to the Offer or conditions to the Merger not being fulfilled or satisfied or (z) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Company.

        As of August 3, 2017, these stockholders collectively owned a number of Company Shares equal to approximately 8.3% of the issued and outstanding Company Shares. In addition, these stockholders collectively hold (as of August 3, 2017) options (whether vested or unvested) to purchase an aggregate of 727,225 Company Shares, of which 680,925 options have exercise prices that are less than the Offer Price. If a stockholder acquires beneficial ownership of any other shares after the date of the Tender Agreement and prior to the Effective Time, then those Shares would also be subject to the terms of the Tender Agreement.

        The Tender Agreement terminates upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the mutual written agreement of the parties to terminate the Tender Agreement. The summary of the Tender Agreement is contained in the Offer to Purchase in Section 11 under the heading "Tender and Voting Agreement" is incorporated herein by reference.

Confidentiality Agreement

        Prior to entering into the Merger Agreement, Parent and the Company entered into a Confidentiality Agreement, dated as of November 11, 2016 (the "Confidentiality Agreement"), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company and to use it only for specified purposes. This summary and description of the Confidentiality Agreement does not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein. The summary of the Confidentiality Agreement is contained in the Offer to Purchase in Section 11 under the heading "Mutual Non-Disclosure Agreement" is incorporated herein by reference.

Exclusivity Agreement

        Prior to entering into the Merger Agreement, the Company and Parent entered into a letter agreement, dated as of June 26, 2017 (the "Exclusivity Agreement"), pursuant to which the Company agreed not to, from the date thereof through 9:00 A.M. Pacific Standard Time on August 1, 2017, among other things, (a) initiate, solicit or knowingly facilitate or encourage any inquiries, discussions or proposals regarding, (b) continue, propose, enter into or participate in any way in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction (as defined in the Exclusivity Agreement). This summary and description of the Exclusivity Agreement does not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference. The summary of the Exclusivity Agreement is contained in the Offer to Purchase in Section 11 under the heading "Exclusivity Agreement" is incorporated herein by reference.

Agreements or Arrangements with Executive Officers and Directors of the Company

        Certain of the Company's executive officers and directors have financial interests in the Transactions that may be different from, or in addition to, the interests of the Company's stockholders generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

        For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see Item 8 under the heading "Golden Parachute Compensation" which is incorporated by reference into this Item 3.

        Any information contained in the documents incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Consideration for Company Shares Tendered Pursuant to the Offer

        If the Company's executive officers and directors tender the Company Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same Merger Consideration on the same terms and conditions as the other stockholders of the Company. As of August 3, 2017, the executive officers and directors of the Company beneficially owned, in the aggregate, 794,818 Company Shares, excluding for this purpose any Company Shares issuable upon exercise or settlement of Company Options and Company Restricted Shares, held by such individuals. Pursuant to the Tender Agreement, the executive officers and directors must tender all of the Company Shares that they own for purchase pursuant to the Offer.

        The following table sets forth, as of August 4, 2017, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Vested Restricted Shares) assuming such individual or his, her or its affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Company Shares Held (excluding Vested Restricted Shares) (#)	Value of Company Shares Held ($)
Executive Officer
Ken Basore	102,452	727,409
Barry Plaga	113,094	802,967
Alfredo Gomez	27,423	194,703
Patrick Dennis	227,716	1,616,784
Stephanie Urbach	36,424	258,610
Michael Harris	23,931	169,910
Rasmus van der Colff	15,194	107,877
Director
John Colbert	20,444	145,152
Michael McConnell	20,444	145,152
Wade Loo	23,843	169,285
Reynolds Bish	23,843	169,285
Max Carnecchia	38,159	270,929
Robert van Schoonenberg	121,851	865,142

Treatment of Company Options and Company Restricted Shares

Stock Options

        Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Vested Option shall be cancelled and, in exchange therefor, each former holder thereof shall be entitled to receive a payment in cash (net of applicable withholding taxes and without interest) in an amount equal to the product of (i) the total number of Company Shares subject to such Vested Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share subject to such Vested Option immediately prior to such cancellation. No Company Options shall be continued, converted, assumed or replaced by the Surviving Corporation in connection with the Merger.

        The table below sets forth information regarding the Vested Options expected to be held by each of the Company's executive officers and directors as of August 4, 2017.

Name	Number of Vested Options (#)	Value of Vested Options ($)
Executive Officer
Ken Basore	6,300	0
Alfredo Gomez	19,648	22,595
Patrick Dennis	76,334	95,417
Barry Plaga	106,250	175,375
Michael Harris	18,750	17,437
Rasmus van der Colff	22,000	68,200
Director
Robert van Schoonenberg	40,000	0

Restricted Company Shares

        Pursuant to the Merger Agreement, immediately prior to the Effective Time, each award of Vested Restricted Shares shall be cancelled and, in exchange therefor, each former holder thereof shall be entitled to receive a payment in cash (subject to any applicable withholding taxes and without interest) equal to the product of (i) the total number of Vested Restricted Shares immediately prior to such cancellation (which, in the case of awards of performance-vesting Vested Restricted Shares, shall be calculated at "Target Level" performance) and (ii) the Merger Consideration. No Company Restricted Shares shall be continued, converted, assumed or replaced by the Surviving Corporation in connection with the Merger.

        The table below sets forth information regarding the Vested Restricted Shares expected to be held by each of the Company's executive officers and directors as of August 4, 2017.

Name	Number of Vested Restricted Shares (#)	Value of Vested Restricted Shares ($)
Executive Officer
Ken Basore	190,557	1,352,955
Barry Plaga	375,950	2,669,245
Alfredo Gomez	124,357	882,934
Patrick Dennis	739,785	5,252,473
Stephanie Urbach	131,552	934,019
Michael Harris	199,452	1,416,109
Rasmus van der Colff	112,360	797,756
Director
John Colbert	22,933	162,824
Michael McConnell	22,933	162,824
Wade Loo	22,689	161,092
Reynolds Bish	22,689	161,092
Max Carnecchia	18,965	134,652
Robert van Schoonenberg	18,965	134,652

Director and Officer Indemnification, Advancement of Expenses and Insurance

        Section 102(b)(7) of the DGCL allows a corporation, by provision of its certificate of incorporation, to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the "Charter") a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities with other entities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of the fact that he holds such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in (i) any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful or (ii) any action or suit by or in the right of the Company, only for expenses actually and reasonably incurred and, unless otherwise provided by an appropriate court, only as to claims, issues or matters as to which such person is not ultimately adjudged to be liable to the Company. The Company has included in the Charter and its Fourth Amended and Restated Bylaws (the "Bylaws") provisions that require the Company to provide the indemnification to current and former directors and officers to the fullest extent authorized by the DGCL, as it presently exists or may in the future be amended,. The Company has also included in its Charter and the Bylaws a provision that permits the Company, at the discretion of the Company Board, to provide the foregoing indemnification to employees and agents of the Company to the fullest extent permitted by the DGCL, as it presently exists or may in the future be amended. In addition, pursuant to the Bylaws, the Company is required to advance expenses incurred by any director or officer in connection with any such proceeding upon receipt of a written request and, if required by the DGCL, an undertaking by such director or officer to repay the amount so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company for such expenses.

        Prior to entering into the Merger Agreement, the Company entered into indemnification agreements with Reynolds Bish, Scipio M. Carnecchia, John Colbert, Patrick Dennis, Wade Loo, Michael McConnell, Barry Plaga, Rasmus van der Colff and Robert van Schoonenberg. The indemnification agreements require the Company, among other things, to indemnify such directors and executive officers for certain expenses, and, except in an action brought by or in the right of the Company, judgments, fines and settlement amounts actually and reasonably incurred by such director or executive officer, in any action or proceeding, arising out of his service as one of the Company's directors or executive officers or any other company or enterprise to which he provides services at the Company's request, and require the Company to provide coverage to such director or executive officer under any directors' and officers' insurance policies maintained by the Company during the term of each agreement.

        The Merger Agreement provides that the Surviving Corporation and its subsidiaries as of the Effective Time must (and, Parent must cause the Surviving Corporation and its subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its subsidiaries under the indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors, officers and employees, and any person who becomes a director, officer or employee of the Company or any of its subsidiaries prior to the Effective Time (the "Indemnified Persons") and indemnification, expense advancement and exculpation provisions in the Charter and Bylaws or comparable organizational documents of the Company or any of its subsidiaries in effect on the date of this Agreement. In addition, the Merger Agreement provides that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries must cause the organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the organizational documents of the Company and its subsidiaries as of the date hereof, and during such six year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by law.

        Further, under the Merger Agreement, for a period of six years after the Effective Time, the Surviving Corporation must, and must cause its subsidiaries to, indemnify, defend and hold harmless the current or former directors or officers of the Company or any of its subsidiaries and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time, in respect of acts or omissions by such persons in their capacity as directors or officers of the Company or any of its subsidiaries occurring at or prior to the Effective Time to the fullest extent permitted by law.

        Prior to the Effective Time, the Company must or, if the Company is unable to, the Surviving Corporation must as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies, in each case for a claim reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. However, Parent and the Surviving Corporation are not required to pay annual premiums in excess of 250% of the amount per annum the Company paid in its last full fiscal year prior to the Effective Time.

        If following the Effective Time, the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in the insurance and indemnification provisions of the Merger Agreement described above.

Employee Matters

        The Merger Agreement provides that for a period of twelve months following the Effective Time, the Surviving Corporation or an applicable subsidiary shall provide to each employee of the Company or any of its subsidiaries who, as of the closing of the Merger, continues his or her employment with the Company, Parent, the Surviving Corporation or any of their affiliates (each, a "Continuing Employee") base compensation, bonus or incentive opportunities (excluding any equity or equity-based plan, program or arrangement), and employee and fringe benefits (including severance benefits and group health, life and disability plans, but excluding benefits provided pursuant to any defined benefit pension plan) that are substantially similar, in the aggregate, taken as a whole, to the base compensation, bonus or incentive opportunities and employee and fringe benefits provided to such Continuing Employee immediately prior to the Effective Time.

        The Merger Agreement further provides that, from and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective affiliates (each, a "Parent Benefit Plan"), Parent shall use commercially reasonable efforts to cause each Continuing Employee to receive service credit for service with the Company and its subsidiaries to the same extent such service credit was granted under the Company's benefit plans immediately prior to the Effective Time. Parent shall also use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan. Parent shall also use commercially reasonable efforts to honor all vacation, personal and sick days accrued by Continuing Employees under the plans, policies, programs and arrangements of the Company and its subsidiaries immediately prior to the Effective Time.

Item 4.    The Solicitation Or Recommendation

Recommendation

        At a meeting of the Company Board held on July 25, 2017, the Company Board unanimously (a) determined that the Merger Agreement, the Tender Agreement and the Transactions are advisable and fair to and in the best interests of the Company and its stockholders, (b) approved, adopted and declared advisable and fair to and in the best interests of the Company and its stockholders the Merger Agreement, Tender Agreement and the Transactions and authorized all actions necessary or appropriate to give effect to the foregoing, (c) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (d) ensured that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other law with respect to anti-takeover legislation shall apply with respect to the Merger, the Offer, the Merger Agreement or the Transactions and (e) resolved to recommend to the stockholders of the Company that they accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

        Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

        A copy of the press release issued by the Company on July 26, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(3) to the Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Offer

        The Company Board and management of the Company have continually evaluated the Company's business and financial plans and prospects. As part of this evaluation, the Company Board has periodically considered various strategic alternatives in an effort to enhance value for the Company's stockholders.

        In August 2015, the Company evaluated the status of the Company's CaseCentral business (the "CaseCentral Business"). The CaseCentral Business had not performed to expectations since the Company acquired it in February 2012, and the Company determined it likely would need to make significant investments in the CaseCentral Business for it to perform to expectations. On August 20, 2015, representatives of management met with Piper Jaffray & Co. ("Piper Jaffray") to discuss potential strategic alternatives for the CaseCentral Business. At the meeting, Piper Jaffray also discussed a list of strategic parties and financial sponsors that could be potentially interested in pursuing a transaction with the CaseCentral Business.

        On September 8, 2015, the Company entered into an engagement letter with Piper Jaffray as the Company's exclusive financial advisor to assess potential strategic alternatives for the CaseCentral Business.

        From September 2015 through January 2016, Piper Jaffray contacted 15 potentially interested parties, one of which was Parent, and executed confidentiality agreements with eight parties. Of these parties, two submitted proposals to acquire the CaseCentral Business, as described below (such parties are referred to as "Party A" and "Party B" below).

        On December 1, 2015, following a request by Party A for a meeting, members of management and representatives of Party A met at the Company's headquarters in Pasadena, California, for an introductory meeting. At the meeting, Party A indicated that it could be interested in a transaction with the Company, but did not make any proposals and management did not share any material non-public information with Party A.

        On January 6, 2016, the Company received a non-binding term sheet from Party B to purchase the Company's eDiscovery business, including the CaseCentral Business, for up to $10 million.

        On January 13, 2016, Shawn McCreight, the Company's founder, Chief Technology Officer and trustee of the largest stockholder of the Company, The McCreight Living Trust, ceased to be an employee of the Company.

        On January 15, 2016, following the termination of Mr. McCreight's employment with the Company, the Company Board held a meeting attended by a member of management and a representative of Latham & Watkins LLP, counsel to the Company ("Latham & Watkins"). During the meeting, the Company Board voted to replace Mr. McCreight as Chairman of the Company Board, and formed a committee of the Company Board comprised solely of independent directors (the "Independent Committee") with the purpose of providing the members of the Company Board a separate forum to discuss matters related to the operation of the business of the Company and to make recommendations for approval by the Company Board with respect to measures aimed at safeguarding the interests of both the Company and its stockholders. The initial members of the Independent Committee were Robert Van Schoonenberg, Christopher Poole, and Max Carnecchia. Subsequently, on February 26, 2016, the Company Board added Reynolds C. Bish and Wade Loo to the Independent Committee.

        On February 9, 2016, the Company Board held a meeting attended by members of management and a representative of Latham & Watkins. At the meeting, the Company Board determined to form an M&A Committee of the Company Board (the "M&A Committee") with the purpose of evaluating potential mergers, acquisitions, joint ventures, corporate development opportunities, divestitures and other key strategic transactions outside the ordinary course of the Company's business, including the potential sale of the CaseCentral Business. The initial members of the M&A Committee were Mr. Patrick Dennis, Mr. Poole and Mr. Carnecchia.

        On February 10, 2016, Mr. McCreight delivered a stockholder nomination letter to the Company seeking to replace all members of the Company Board that were serving at that time.

        On February 11, 2016, the Company received notice from Mr. McCreight of his intention to nominate five directors for election to the Company Board at the Company's 2016 annual meeting of stockholders (the "2016 Annual Meeting").

        On February 16, 2016, the Company received a non-binding letter of intent and term sheet from Party C, a privately held company, to purchase the CaseCentral Business for $14 million. The letter of intent contemplated an exclusivity period of at least 30 days to negotiate the definitive purchase agreement with respect to the proposed transaction.

        On February 19, 2016, the M&A Committee held a meeting attended by members of management and a representative of Latham & Watkins. At the meeting, the M&A Committee discussed the letter of intent that Party C sent to the Company, noting that the offered price of $14 million was higher than any other offers the Company had received for the CaseCentral Business. The M&A Committee authorized management of the Company to continue negotiations with Party C with respect to its proposed offer for the purchase of the CaseCentral Business.

        On February 22, 2016, the Company received a revised non-binding letter of intent from Party C to purchase the Company's CaseCentral Business for $15 million. The revised letter of intent also contemplated a 30 day exclusivity period to negotiate the definitive purchase agreement with respect to the proposed transaction. The M&A Committee unanimously approved the Company's entry into the revised non-binding letter of intent, including the granting of exclusivity as requested by Party C, by written consent on February 22, 2016, and the Company entered into the letter of intent on the same day.

        On March 11, 2016, Messrs. Dennis and Plaga met with representatives of Party D, at the Company's headquarters in Pasadena, California, following a request by Party D to a significant stockholder of the Company for an introduction to the Company's management. Messrs. Dennis and Plaga did not share any material non-public information with Party D at the meeting.

        On March 30, 2016, the Company filed its definitive proxy statement for the 2016 Annual Meeting pursuant to which it nominated each of its incumbent directors to the Company Board. From early February 2016 through late April 2016, each of the Company and Mr. McCreight made a number of filings with the SEC in connection with the proxy contest initiated by Mr. McCreight.

        On April 4, 2016, the Independent Committee held a meeting attended by members of management. At the meeting, the Independent Committee discussed Mr. Dennis' meeting with Party D. The Independent Committee determined that it would be premature to discuss a strategic transaction involving the sale of the Company with Party D while the proxy contest with Mr. McCreight was ongoing. During the meeting, the Independent Committee also noted that, during its due diligence on the CaseCentral Business, Party C had indicated that it believed it would need to make significant investments in the CaseCentral Business if Party C were to acquire it. The Independent Committee noted that, in light of these concerns, Party C had stated that it would significantly reduce its proposed purchase price for the CaseCentral Business and, as a result, the transaction would not proceed.

        On April 9, 2016, the Company received an unsolicited and non-binding indication of interest from Party D to purchase the Company for $6 per share.

        On April 11, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management, a representative of Latham & Watkins and a representative of Richards, Layton & Finger, P.A., Delaware counsel to the Company ("Richards Layton"). At the meeting, Mr. Dennis discussed the meeting he had with Party D at its headquarters, and the unsolicited non-binding indication of interest Party D had delivered to the Company. The M&A Committee discussed the indication of interest from Party D, and the merits of retaining a financial advisor to advise the Company in evaluating the indication of interest from Party D. Following the discussion, the M&A Committee authorized management to seek proposals from a list of identified financial advisors to serve in connection with evaluating the indication of interest from Party D. The M&A Committee also authorized Mr. Dennis to respond to Party D that the Board would require additional time to consider the indication of interest.

        On April 13, 2016, the Independent Committee held a meeting attended by members of management, a representative of Latham & Watkins and representatives of a significant stockholder of the Company. At the meeting, a representative of the significant stockholder discussed the proxy contest with Mr. McCreight and the negative impact it was having on the Company and the trading price of its common stock. At the meeting, no material nonpublic information was shared with the representatives of the significant stockholder.

        On April 18, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management, a representative of Latham & Watkins and a representative of Richards Layton. At the meeting, Mr. Carnecchia discussed the indication of interest Party D had sent to the Company. The M&A Committee discussed whether to initiate a potential strategic sale process for the Company, and whether to retain a financial advisor in connection with such process. Following the discussion, the M&A Committee reaffirmed its authorization for management to interview potential financial advisors as no financial advisor had been retained since the April 11, 2016 meeting of the M&A Committee.

        Between April 18 and April 22, 2016, the M&A Committee met with four potential financial advisors, including Morgan Stanley & Co. LLC ("Morgan Stanley") and Atlas Technology Group, LLC ("Atlas").

        On April 22, 2016, the Company entered into a Settlement Agreement (the "Settlement Agreement") with Mr. McCreight and his affiliated entities that were stockholders of the Company. Pursuant to the Settlement Agreement, among other things, (a) Messrs. Poole and McCreight resigned from the Company Board, (b) Messrs. Colbert and McConnell were appointed to the Company Board following their approval by the Nominating and Governance Committee of the Company Board, (c) Mr. McCreight and his affiliated entities agreed to comply with customary standstill provisions and (d) the Company agreed that, upon retaining a financial advisor, the Company Board would consider strategic alternatives for the Company, including the potential sale of the Company. Following the Company's entry into the Settlement Agreement, Mr. Poole was removed as a member of the M&A Committee in connection with his resignation from the Company Board and Messrs. Bish and McConnell were appointed as members of the M&A Committee.

        On April 22, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management and a representative of Latham & Watkins. During the meeting, the M&A Committee discussed the meetings it had held with the four potential financial advisors. After discussion, the M&A Committee determined that management should contact two of the potential financial advisors, one of which would be Atlas, to request proposals for their respective proposed engagement by the Company in connection with the potential sale of the Company.

        On April 26, 2016, the Company Board dissolved the Independent Committee.

        On May 11, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management and a representative of Latham & Watkins. At the meeting, the M&A Committee discussed the proposals provided by the two potential financial advisors, including their respective proposed fee arrangements. The M&A Committee determined to recommend to the Company Board to retain Atlas as the financial advisor to the Company in connection with the review of the Company's strategic alternatives, including the potential sale of the Company. The M&A Committee also discussed the status of the potential sale of the CaseCentral Business. The M&A Committee noted that, after Party C had signaled to the Company that Party C would significantly reduce its proposed purchase price for the CaseCentral Business, the sale process had ended without any willing buyers on acceptable terms and the Company would instead look for ways to strengthen the CaseCentral Business' relationship with its largest customer. Additionally, the M&A Committee discussed the indication of interest it had received from Party D. The M&A Committee noted that the trading price of the Company's common stock had been depressed as a result of the proxy contest with Mr. McCreight, and that it believed that Party D's proposed purchase price was insufficient. On May 10, 2016, the closing price of the Company's common stock on Nasdaq was $5.19 per share. After discussion, the M&A Committee determined to recommend to the Board not to pursue a transaction with Party D at that time and that Mr. Carnecchia would relay that message to Party D. Finally, the M&A Committee noted that Party E reportedly was interested in a sale of its business, but was facing issues that could make a combination of Party E and the Company inadvisable. The M&A Committee noted that Atlas would be willing to make a presentation to the Company Board regarding the Company's strategic alternatives at no cost to the Company, unless the Company consummated a sale transaction with a third party (in which case the Company would be required to pay a fee to Atlas). Following the discussion, the M&A Committee recommended to the Company Board to retain Atlas as the Company's non-exclusive financial advisor, and to continue to consider other potential advisors to assist the Company Board in its review of strategic alternatives.

        On May 11, 2016, the Company Board held a meeting attended by members of management and a representative of Latham & Watkins. At the meeting, among other things, the Company Board discussed the matters discussed at the M&A Committee's May 11, 2016 meeting, including the M&A Committee's recommendations with respect to the Company's response to Party D's indication of interest and the approval of Atlas as the non-exclusive financial advisor of the Company. The Company Board determined to retain Atlas as its non-exclusive financial advisor and authorized the M&A Committee and Mr. Carnecchia to deliver a letter informing Party C that the Company would not be pursuing its proposal at that time.

        On May 16, 2016, the Company sent a letter to Party D, indicating that Party D's proposal understated the value of the Company and that it would not be in the best interests of the Company's stockholders to pursue a transaction with Party D on such terms at that time.

        On May 17, 2016, the Company entered into an engagement letter with Atlas on the terms approved by the M&A Committee and the Company Board to assist the Company in a review of its strategic alternatives, including a potential sale of the Company.

        On July 19, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management, a representative of Latham & Watkins and representatives of Atlas. At the meeting, the M&A Committee discussed the Company's three-year financial model that had been prepared by management and provided to the M&A Committee in advance of the meeting. Also, at the meeting, representatives of Atlas made a presentation to the M&A Committee regarding the strategic alternatives available to the Company, including, without limitation, (a) remaining as a stand-alone company, (b) raising additional capital, (c) selling the Company's CaseCentral and/or Tableau businesses or (d) selling the entire Company. During the meeting, the M&A Committee discussed the identities of other parties that could be possible acquirers of the Company.

        On July 29, 2016, the Company received a revised indication of interest from Party D proposing to purchase the Company at or above $7 per share in cash.

        On July 29, 2016, the Company Board held a meeting attended by members of management and a representative of Latham & Watkins. At the meeting, the Company Board discussed Party D's revised indication of interest and determined that it would not be in the best interests of the Company to engage solely with Party D at that time. The Company Board instead determined that it should consider all of its strategic alternatives and, if the Company Board were to pursue a sale, it should conduct a sale process in which Party D could participate. The Company Board directed management of the Company to respond to Party D that the Company was not interested in pursuing a sale to Party D at that time but that the Company would be in contact with Party D if it determined to pursue a sale process.

        On August 12, 2016, by email, a mutual contact introduced Mark Barrenechea, Chief Executive Officer and Chief Technology Officer of Parent, and Douglas Parker, Senior Vice President of Corporate Development at Parent, to Mr. Dennis to broach interest in a strategic discussion. During this conversation, Mr. Dennis stated that he was not in a position to discuss a potential sale of the Company, but would communicate Mr. Barrenechea's interest to the Company Board.

        On August 21, 2016, Mr. Barrenechea called Mr. Dennis and expressed interest in further discussions.

        On August 25, 2016, the M&A Committee held a meeting attended by another member of the Company Board, members of management and a representative of Latham & Watkins. At the meeting, the M&A Committee discussed proposals from four potential financial advisors to the Company. The M&A Committee discussed the relative industry knowledge and breadth of experience and other characteristics of each of the potential financial advisors, and considered which financial advisor it believed would be best suited to assist the Company in its review of its strategic alternatives. After discussion, the M&A Committee determined to recommend to the Company Board that the Company retain Morgan Stanley, on the terms presented to the M&A Committee, to be the Company's financial advisor because of Morgan Stanley's familiarity with the Company, experience in the cyber security industry, investment banking experience and general industry knowledge. Additionally, at the meeting, Mr. Dennis discussed the call he had held with Mr. Barrenechea on August 21, 2016.

        On August 31, 2016, the Company Board held a meeting attended by members of management and representatives of Latham & Watkins. At the meeting, the Company Board discussed the M&A Committee's recommendation that the Company Board should retain Morgan Stanley as an additional financial advisor to the Company. The Company Board also discussed a proposed engagement letter with Morgan Stanley, as well as the process and timing for outreach to potentially interested parties in connection with the possible sale of the Company. At the meeting, the Company Board determined to engage Morgan Stanley as the Company's financial advisor and approved the terms of the engagement letter. The Company Board determined to retain Morgan Stanley because of its familiarity with the Company, experience in the cyber security industry, investment banking experience and general industry knowledge. On August 31, 2016, the Company entered into the engagement letter with Morgan Stanley (as amended or supplemented, the "Morgan Stanley Engagement Letter").

        During September and early October 2016, Morgan Stanley conducted a review of strategic alternatives available to the Company, including a possible sale of the Company. During this time, Morgan Stanley met with management and the Company Board to discuss a list of strategic parties and financial sponsors that could be potentially interested in pursuing a transaction involving the sale of the Company.

        On October 17, 2016, the Company Board held a meeting attended by members of management, representatives of Latham & Watkins and representatives from Morgan Stanley. At the meeting, the Company Board reviewed a management presentation that would be provided to parties interested in the possible acquisition of the Company, which included the October 2016 Management Projections (as defined in "—Management Projections"). Morgan Stanley also discussed with the Company Board a list of potential strategic parties and financial sponsors that could be contacted in connection with a sale process, which were selected based on their expected interest and ability to complete a transaction with the Company. Morgan Stanley did not include Party A on the list of potential interested parties because based on Party A's relatively low market capitalization and other factors, Party A was not expected to have the financial capability or credibility to complete a transaction with the Company. Morgan Stanley also discussed a sale process timeline with the Company Board. After discussion, the Board approved the management presentation and authorized Morgan Stanley to contact, on behalf of the Company, the parties on the list discussed with the Company Board.

        On October 25, 2016, a representative of Parent and Mr. Dennis discussed on the phone the sale process being administered by Morgan Stanley. Mr. Dennis and the representative of Parent agreed that Parent should be included among potential bidders in the Company's sale process.

        From the period of late October 2016 to November 2, 2016, Morgan Stanley contacted 30 potentially interested parties concerning the sale process.

        On October 26, 2016, the M&A Committee held a meeting attended by other members of the Company Board, members of management, representatives of Latham & Watkins and representatives of Morgan Stanley. At the meeting, Morgan Stanley provided the M&A Committee with an update concerning Morgan Stanley's outreach to potentially interested parties, including strategic parties and financial sponsors, and the expected timing for completion of the outreach process. At the meeting, Mr. Dennis noted that a representative of Parent had called him and expressed interest in being involved in any sale process conducted by the Company. At the meeting, the M&A Committee also discussed the possibility that the Company would need to contact Mr. McCreight regarding a sale transaction as a potential buyer could request a voting or similar agreement with Mr. McCreight in connection with a sale transaction. The M&A Committee noted that no material nonpublic information would be shared with Mr. McCreight unless he entered into a confidentiality agreement with the Company. The M&A Committee requested two members of the Company Board to contact Mr. McCreight to confirm whether he would be willing to enter into such a confidentiality agreement (without sharing any confidential information with him, including regarding the existence and status of the strategic alternatives review process).

        On October 27, 2016, members of the Company's management and representatives of Morgan Stanley met with representatives of Party D to discuss its interest in the possible acquisition of the Company.

        On October 28, 2016, a representative of Morgan Stanley provided Parent with information regarding a potential acquisition of the Company, including a draft of the Confidentiality Agreement, sell-side research and a company overview.

        Between October 28 and November 9, 2016, representatives of Parent and the Company negotiated the terms of the Confidentiality Agreement, which Parent and the Company entered into on November 11, 2016.

        On November 1, 2016, Party A, on an unsolicited basis, contacted Morgan Stanley about its interest in pursuing a combination with the Company in a transaction in which the stockholders of the Company would receive common stock of Party A and cash. On the same day, Party A also submitted an indication of interest which, based on Party A's preliminary view of public information, valued the Company Shares at a range from $7.70 to $8.70 per share. Party A also included in its indication of interest a request for exclusivity for a period that would extend until January 31, 2017.

        As of November 2, 2016, Morgan Stanley had completed its initial outreach to potentially interested parties. As of such date, Morgan Stanley had contacted 30 potentially interested parties (12 of which were strategic parties and 18 of which were financial sponsors). Of these parties, 13 had entered into confidentiality agreements (two of which were strategic parties and 10 of which were financial sponsors) with the Company. Each of the confidentiality agreements included a standstill provision that permitted the counterparty to make private acquisition proposals to the Company Board or the Chief Executive Officer of the Company. As of such date, of the 30 parties that were contacted, seven parties (three of which were strategic parties and four of which were financial sponsors) had opted to pass on a potential transaction with the Company. In addition, Morgan Stanley had received the indication of interest from Party A as described above.

        On November 2, 2016, the M&A Committee held a meeting attended by members of management, a representative of Latham & Watkins and a representative of Morgan Stanley. At the meeting, a representative of Morgan Stanley provided an update on the status of Morgan Stanley's initial outreach efforts to parties potentially interested in a possible acquisition of the Company. Among other things, the representative of Morgan Stanley noted that Morgan Stanley had completed its initial outreach to the identified parties, that Party D had met with the management of the Company and that Parent had scheduled an in-person meeting with the management of the Company in November 2016. The M&A Committee noted that Party A had contacted Morgan Stanley regarding its interest in pursuing a transaction with the Company. Following a discussion of the process to date and the proposals received, the Company Board authorized Morgan Stanley to expand the scope of potentially interested strategic parties to include four additional parties identified as parties that would potentially be interested in an acquisition of the Company.

        On November 11, 2016, Morgan Stanley provided a management presentation to Parent. Between November 11, 2016 and November 30, 2016, Parent requested certain due diligence items, and Morgan Stanley provided information on behalf of the Company in response to Parent's requests.

        On November 17 and 18, 2016, representatives of Parent, the Company and Morgan Stanley met in Pasadena, California to discuss the companies' respective businesses.

        As of November 22, 2016, Morgan Stanley had contacted 33 potentially interested parties (15 of which were strategic parties and 18 of which were financial sponsors). As of such date, 12 potentially interested parties remained in the process (two of which were strategic parties and 10 of which were financial sponsors), and 13 parties had entered into confidentiality agreements. Morgan Stanley communicated a deadline of December 5, 2016, for the delivery of preliminary indications of interest to the potentially interested parties it had contacted in connection with the sale process.

        On November 22, 2016, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and a representative of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on the status of the sale process, noting that Party D had requested consent to speak to debt financing sources pursuant to its confidentiality agreement with the Company. After discussing the matter, the Company Board authorized the Company and Morgan Stanley to provide the consent. A representative of Morgan Stanley discussed the proposal the Company had received from Party A to acquire the Company for a combination of stock and cash. The Company Board discussed the proposal and noted that the valuation metrics in the proposal did not appear to be valid, as it appeared to overstate the value of

Party A's common stock and, therefore, the Company Board did not yet have sufficient information to evaluate whether the proposal was credible. The Company Board instructed Morgan Stanley to discuss Party A's proposal further with Party A to better understand its terms, including how Party A arrived at its valuation of the two companies. The Company Board and Morgan Stanley discussed the potential timing and process for a potential transaction.

        On November 29, 2016, representatives for Parent were granted access to an online data room for purposes of Parent's due diligence review of the Company.

        During the period from November 11, 2016 to December 5, 2016, representatives of Parent engaged with the Company and its financial advisors for the purposes of Parent's due diligence.

        On November 29, 2016, Party F entered into a confidentiality agreement in connection with the sale process. As of December 5, 2016, in addition to the indication of interest from Party A described above, Morgan Stanley had received the following indications of interest:

  •
  Party D proposed to acquire the Company for a purchase price at or above $7 per share of the Company's common stock. Party D had indicated that it would be able to enter into a potential acquisition with the Company on an expedited basis.

  •
  Party G proposed to acquire the Company for a purchase price of $7.10 per share. Party G had indicated that it would be able to enter into a potential acquisition with the Company on an expedited basis.

        On December 5, 2016, Parent informed Morgan Stanley that Parent would not meet the specified deadline to submit an indication of interest in the Company's sale process, as Parent was continuing internal discussions regarding the potential transaction. At the time, Parent was also in the process of completing the acquisition of another company.

        On December 6, 2016, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on the status of the sale process, noting that it had received the indications of interest described above, as well as the proposal from Party A. The representative of Morgan Stanley also noted that Morgan Stanley had held discussions with Party A regarding its proposal, and that its proposal had not changed since it was submitted on November 1, 2016. The representative of Morgan Stanley noted that some of the potentially interested parties had indicated potential interest at lower prices than those provided by Party D and Party G, but had not submitted indications of interest. The representative of Morgan Stanley then discussed with the Company Board the conference calls that Morgan Stanley and management of the Company had held with management of Party A noting that Morgan Stanley and management had sought to obtain a better understanding of the valuation analysis that Party A had conducted to arrive at its proposed purchase price and the value of its common stock, but that Party A management was unable to answer the questions posed to them. The representative of Morgan Stanley also noted that Party A had indicated that it would need at least a couple of months before it could enter into a transaction with the Company, while Party D and Party G had indicated that they could proceed on an expedited basis, so as a result Morgan Stanley could not confirm that Party A's proposal was credible. A representative of Latham & Watkins then provided an overview of the form merger agreement to be provided to potentially interested parties, including the structure of the transaction (a two-step acquisition of the Company through a tender offer, followed by a merger) and the deal protection provisions (including the no solicitation covenant, the "fiduciary out" provisions and the termination provisions). After discussion with, and input, from representatives of each of Morgan Stanley and Latham & Watkins, the Company Board determined to include a "go shop" provision in the form merger agreement to be provided to the potentially interested parties. The Company Board also instructed Morgan Stanley (a) to continue discussions with Party D and Party G to encourage them to improve their respective indications of interest, (b) to continue its analysis of Party A's proposal and present its conclusions to the Company Board, (c) to continue discussions with all other interested parties that had expressed an interest in a potential acquisition of the Company to confirm whether they would submit an indication of interest and (d) to provide each of the interested parties that submitted a proposal with the form merger agreement. The Company Board also noted that some of the potentially interested parties could require management to continue employment with the Company after closing, and Party D's indication of interest expressly stated so. The Company Board requested management to confirm that they would not discuss compensation arrangements with any potentially interested party until later in the sale process after such discussions had been consented to by the Company Board. Management confirmed that they would comply with this request.

        On December 12, 2016, Party A requested the Company's consent to enter into discussions with Party F for it to serve as a potential financing source for Party A's proposal to acquire the Company. Morgan Stanley previously had contacted Party F as a potential interested party in connection with the sale process, but Party F had indicated that it was not interested in an acquisition of the Company.

        On December 12, 2016, members of management and representatives of Party G held a due diligence session.

        On December 19, 2016, members of management and representatives of Party D held a due diligence session.

        On December 19, 2016, representatives of Party G met with and had dinner with Mr. Dennis and a representative of Morgan Stanley.

        On December 20, 2016, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on the status of the sale process, including that, only Party D and Party G were still pursuing discussions with the Company concerning the possible acquisition of the Company, that all other parties declined to pursue such discussions and that both Party D and Party G were actively engaged in due diligence with the Company. He also discussed the status of Morgan Stanley's continued discussions with Party A regarding its indication of interest, noted that the Company had provided Party A with additional information regarding the Company's forecasts and noted that Party A had requested the Company's consent to enter into discussions with Party F, as a possible financing source. Party F had previously signed a confidentiality agreement with the Company as a potential bidder, but had subsequently indicated to Morgan Stanley that Party F would not submit a proposal to the Company and terminated discussions with the Company and Morgan Stanley regarding the potential acquisition of the Company. The representative of Morgan Stanley noted that, with the M&A Committee's approval, the Company had provided the requested consent to allow Party A to improve its proposal to acquire the Company. At the meeting, the Company Board also discussed the timing for reaching out to Mr. McCreight with respect to a voting agreement in the event that a potential acquirer requested one.

        On January 4, 2017, Party D communicated to Morgan Stanley that it was reducing its proposed purchase price from up to and above $7.10 per share, to below $7 per share, citing Party D's belief that additional product investment in the Company would be required following consummation of the potential acquisition.

        On January 7, 2017, Party A communicated to Morgan Stanley that it would not be able to meet the Company's timeline for completing the potential transaction and that Party A would not provide further information regarding Party A's valuation, the proposed purchase price or any other terms.

        On January 11, 2017, members of management of the Company and representatives of Party G held a due diligence session.

        On January 17, 2017, Morgan Stanley sent a second round bid letter to Party G with a bid deadline of January 24, 2017.

        On January 20, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on the status of the sale process, including that Party G was the only remaining actively engaged party in the sale process. The representative of Morgan Stanley noted further that Party D had lowered its proposed purchase price for the Company to below $7 per share, primarily due to Party D's belief that additional product investment in the Company would be needed, and that Party A would not meet the Company's timeline or provide further information regarding Party A's proposal. At the meeting, a representative of Latham & Watkins discussed a proposed management neutrality policy, which, among other things, included provisions regarding confidentiality, neutrality and the avoidance of employment discussions with potentially interested parties until authorized by the Company Board. A representative of Morgan Stanley noted that Party G had shared its post-closing business model for the Company and had asked Mr. Dennis to provide his feedback on the model. The Company Board discussed the request, and Mr. Dennis provided his feedback on the model noting that it contemplated lower revenue growth and higher cost reductions than the financial model prepared by management. Following discussion, the Company Board authorized Mr. Dennis to provide feedback to Party G, provided that a representative of Morgan Stanley was present during these discussions and Mr. Dennis complied with the management neutrality policy. At the meeting, Morgan Stanley provided the Company Board with information regarding its relationship with Party G and the fees Party G had paid Morgan Stanley in the preceding two years. A representative of Morgan Stanley confirmed that none of the team members at Morgan Stanley involved in the potential transaction for the Company were involved in the work Morgan Stanley had done for Party G. After discussion, the Company Board confirmed that because, among other things, the amount of the fees was not a material portion of Morgan Stanley's revenue, there was no conflict of interest that prevented Morgan Stanley from acting as a financial advisor. A representative of Latham & Watkins noted that the firm had represented Party G in matters unrelated to the Company, and neither he nor others at the firm involved in the potential transaction had represented Party G. The Company Board confirmed that such representation did not present a conflict of interest.

        On January 24, 2017, Party G delivered a revised proposal to the Company, with a purchase price of $5.60 per share. Party G indicated that its reduced purchase price was due to, among other things, (a) its perceived risk that the Company's e-discovery revenue could decline in the future, (b) its belief that it would have to invest additional capital into the Company to grow the security business and (c) its belief that it might not be able to secure financing for the Company on acceptable terms following consummation of the potential acquisition.

        On January 25, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on the status of the sale process, noting specifically Party G's reduced offer price. The Company Board discussed the revised proposal and determined that the reduced offer price was unacceptable and not in the best interests of the stockholders of the Company. The Company Board concluded that management should cease work on the strategic alternatives review with respect to the sale process, and should instead focus their efforts on the Company's operations as a stand-alone company.

        On February 8, 2017, the Company Board held a meeting that was attended by members of management. At the meeting, the Company Board discussed the 2017 operating plan for the Company and strategies for the business of the Company, including the potential acquisition of Party E to provide scale to the Company's forensics business. The Company Board determined that an acquisition of Party E would not be in the best interests of the Company and its stockholders as Party E was a direct competitor of the Company and a combination of the two businesses was not expected to result in a significant economic benefit or synergies for the Company.

        On February 8, 2017, a representative of Morgan Stanley sent an email to a representative of Parent to reconnect on the Company. On February 9, 2017, the representative of Morgan Stanley had a telephone conversation with the representative of Parent in which they provided an update on the sale process and the Company's price expectations.

        On February 9, 2017, the M&A Committee held a meeting that was attended by other members of the Company Board and members of management of the Company to debrief on the status of the sale process that had been concluded as a result of the failure to obtain a proposal at a price that was deemed to be sufficient.

        On February 21, 2017, the Company delivered written notice to Morgan Stanley terminating the Morgan Stanley Engagement Letter pursuant to its terms.

        On March 21, 2017, Mr. Dennis and a representative of Parent held a phone discussion regarding the status of the Company's sale process and the strategic alternatives to a sale being considered by the Company Board.

        On April 20, 2017, Parent submitted a non-binding preliminary indication of interest to the Company proposing the acquisition of the Company through a cash tender offer at $6.79 per share. Among other things, the indication of interest contemplated that key stockholders of the Company would be required to enter into support agreements with Parent in connection with the proposed transaction. The indication of interest stated that Parent's proposed acquisition would not be subject to any financing contingency. The indication of interest included provisions, proposed to be binding on the Company, providing for an exclusive period of due diligence and negotiation from the date thereof until May 23, 2017, to be automatically extended to May 30, 2017 if Parent continued good faith efforts to enter into a transaction.

        On April 21, 2017, the Company Board held a meeting that was attended by a member of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, the Company Board discussed the Parent's indication of interest with the representatives of Morgan Stanley and Latham & Watkins. After the discussion, the Company Board instructed Morgan Stanley to inform Parent that Parent's proposed purchase price was inadequate and that Parent's requests for support agreements from key stockholders and exclusivity were unacceptable at that time. The Company Board further instructed Morgan Stanley to relay to Parent that Parent would be permitted to conduct further focused due diligence on the Company and that, if Parent increased its purchase price to an acceptable level, the Company Board would consider granting Parent limited exclusivity to pursue a potential transaction. On the same day, the Company and Morgan Stanley entered into a letter agreement reinstating the Morgan Stanley Engagement Letter from August 31, 2016.

        On April 21, 2017, a member of the corporate development team of Parent contacted Mr. Dennis regarding its interest in a potential acquisition of the Company. Following this initial discussion, on April 23, 2017, Mr. Barrenechea also contacted Mr. Dennis concerning Parent's interest in pursuing the potential acquisition of the Company.

        On April 24, 2017, representatives of Morgan Stanley and Parent discussed the Company Board's response to the indication of interest. During the discussion, Morgan Stanley explained that the Company was unwilling to agree to a period of exclusive negotiations at the offered price but was willing to engage in further negotiations. Rather than making a new proposal, the representatives of Parent requested that the Company make a counterproposal. Parent also indicated that it would wait to review the results for the Company's first quarter and the outcome of its 2017 annual meeting of stockholders, scheduled for May 3, 2017.

        On April 25, 2017, the Company Board held a meeting that was attended by a member of management, a representative of Morgan Stanley and a representative of Latham & Watkins. At the meeting, the representative from Morgan Stanley summarized the discussions Morgan Stanley held with Parent management in which Morgan Stanley relayed the Company Board's view that Parent's proposed purchase price was inadequate and that the Company could not obtain support agreements from key stockholders, who were outside of the Company's control. The representative of Morgan Stanley noted that Parent requested a counterproposal from the Company Board. The Company Board discussed the timing of a transaction with Parent and whether to engage Mr. McCreight regarding a support agreement, if and when, there was an offer from Parent which the Company Board deemed acceptable. The Company Board determined that it would be premature to have any discussions with Mr. McCreight at that time.

        On May 3, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and a representative of Latham & Watkins. During the meeting, a representative of Morgan Stanley provided an update on its discussions with Parent and discussed its valuation analyses with the Company. Following a discussion of the valuation of the Company, the Company Board directed Morgan Stanley to propose an all cash purchase price of $7.50 per share to Parent. The Company Board also directed Morgan Stanley to send a draft Merger Agreement to Parent.

        On May 4, 2017, a representative of Morgan Stanley communicated the Company Board's proposal to Parent.

        On May 5, 2017, during a telephone conversation between representatives of Parent and Morgan Stanley, Parent representatives expressed Parent's expectation for a period of exclusive negotiations between Parent and the Company, and Morgan Stanley responded that the Company would require a "go-shop" right and an offer price of $7.50 per share in return and requested that Parent provide a mark-up of the draft Merger Agreement and a due diligence work plan.

        On May 10, 2017, Morgan Stanley sent Parent a draft Merger Agreement which contemplated, among other things, (x) a 45-day "go-shop" period during which the Company would be permitted to solicit alternative acquisition proposals from third parties, (y) a termination fee of 1.25% of the purchase price upon termination of the Merger Agreement by the Company to accept an alternative acquisition proposal received during the "go-shop" period and a termination fee of 2.5% upon the occurrence of certain other events, including termination of the Merger Agreement by the Company to accept an alternative acquisition proposal received after the "go-shop" period, and (z) an obligation of Parent to take all actions necessary to obtain antitrust approval, including any divestitures required to close the proposed merger.

        On May 15, 2017, a representative of Parent confirmed to Morgan Stanley that Parent would conduct targeted due diligence on the Company and review the draft Merger Agreement that Morgan Stanley had delivered to Parent. Parent indicated that, following these actions, it would then readdress its proposed purchase price of the Company based on the feedback received from the Company Board.

        On May 25, 2017, Parent sent Morgan Stanley an indicative work plan, a due diligence request list and proposed revisions to the draft of the Merger Agreement. The revised draft did not specify Parent's proposed offer price.

        On May 31, 2017, a representative of Parent communicated to Morgan Stanley that it would require a discussion between the Chief Executive Officers of Parent and the Company before it would be willing to proceed.

        On June 5, 2017, representatives of Parent and Morgan Stanley had a telephone conversation, in which they discussed, among other things, volatility in the trading price of the Company's common stock and the Company Board's view on the Company's overall business.

        On June 16, 2017, Messrs. Dennis and Barrenechea held a discussion regarding Parent's proposal. On the same day, Parent communicated to Morgan Stanley a revised proposal, including (a) a purchase price of $7.05 per share, (b) no requirement for support agreements from significant stockholders of the Company (as opposed to the directors and certain officers of the Company), (c) a termination fee equal to 3.55% of the purchase price in the Merger Agreement, and (d) that no "go-shop" provision would be included in the Merger Agreement.

        On June 21, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley discussed the Parent offer, including the purchase price of $7.05 per share, the proposed termination fee equal to 3.55% of the purchase price and the fact that the Merger Agreement would not include a go-shop provision. A representative of Latham & Watkins also summarized certain key terms of Parent's mark-up of the Merger Agreement. The Company Board discussed Parent's markup of the Merger Agreement, including the number of times Parent would be required to extend the tender offer, the treatment of equity awards, the governmental approvals covenants, the indemnification of directors and officers provisions, the non-solicitation provisions, the termination provisions and the termination fee provisions. The Company Board noted that the price per share proposed by Parent represented a relatively low premium to the recent trading price of the Company's common stock. On June 20, 2017, the closing price of the Company's common stock on Nasdaq was $6.65 per share. The Company Board also discussed the various risks that the Company faced in the future, including capital constraints, competition from companies with greater resources and the possibility that the Company would not be able to implement its business plan due to various factors (many of which were outside of its control). The Company Board also noted that Mr. McCreight had indicated that he would continue to sell his shares of the Company's common stock, which could depress the trading price of the shares. The Company Board weighed these risks against the certainty of value that could be attained through an acquisition of the Company by Parent. Following this discussion, the Company Board authorized Morgan Stanley to make a counterproposal to Parent with a purchase price of $7.15 per share and a termination fee of 2.5% of the purchase price. However, the Company Board determined that it would be willing to grant Parent exclusivity, so long as Parent agreed to increase its non-binding proposed purchase price to $7.10 per share and to decrease its proposed termination fee to 2.5% of the purchase price. During the meeting, the Company Board held an executive session in which the Company Board discussed Mr. Bish's role as chief executive officer of Kofax Limited ("Kofax"), which is a competitor of Parent. Mr. Bish noted that Kofax does not conduct business that is similar to the Company's business and has no aspirations to do so, and confirmed that he did not believe Kofax's status as a competitor of Parent would prevent him from objectively and faithfully discharging his duties to the Company or its stockholders. Without Mr. Bish present, a representative of Latham & Watkins discussed the relevant legal standards for considering whether a conflict of interest existed. Following discussion, the Company Board concluded that Mr. Bish did not have a conflict of interest that would prevent him from discharging his duties to the Company and its stockholders.

        On June 22, 2017, Mr. Dennis provided Mr. Barrenechea feedback from the Company Board regarding Parent's proposed acquisition of the Company, including a request for an offer price of $7.15 per share and other terms the Company would require in order to agree to a period of exclusivity.

        On June 23, 2017, the Company received a non-binding preliminary indication of interest from Parent, which contemplated a purchase of the Company through a public tender offer at a purchase price of $7.10 per share in cash and a termination fee equal to 2.5% of the purchase price. The non-binding preliminary indication of interest contemplated an exclusivity period ending on July 28, 2017 (subject to a potential seven-day extension).

        On June 25, 2017, at the direction of the Company Board, Morgan Stanley sent a draft Exclusivity Agreement to Parent, which contemplated an exclusivity period ending on July 24, 2017 (subject to a potential seven-day extension).

        On June 26, 2017, Parent sent its comments on the Exclusivity Agreement and a revised draft of the non-binding preliminary indication of interest, proposing the acquisition of the Company through a stock tender offer at $7.10 per share and a termination fee of 2.5% of the equity value of the Company in the transaction. The revised draft of the non-binding preliminary indication of interest deleted the exclusivity provisions (which were now covered by the separate Exclusivity Agreement). The revised Exclusivity Agreement provided for an exclusivity period ending on July 28, 2017 (subject to a potential seven-day extension).

        On June 27, 2017, at the direction of the Company Board, Morgan Stanley informed Parent that the Company had agreed to proceed with the negotiation of definitive documents on the terms proposed in Parent's June 26 indication of interest. On the same date, Parent and the Company entered into the June 26 indication of interest and the Exclusivity Agreement, providing for an exclusivity period ending on August 1, 2017.

        During the period from June 29, 2017 to July 25, 2017, representatives of Parent engaged with the Company and its financial advisors for the purposes of Parent's due diligence.

        On July 3, 2017, Latham & Watkins sent a revised draft of the Merger Agreement to Cleary Gottlieb Steen & Hamilton LLP, counsel to Parent ("Cleary Gottlieb").

        On July 5, 2017, representatives of Parent and the Company attended an informal dinner in Pasadena, California.

        On July 6 and 7, 2017, representatives of Parent and the Company held due diligence sessions at the Company's headquarters.

        On July 7, 2017, the Company Board held a meeting attended by members of management, a representative of Morgan Stanley and representatives of Latham & Watkins. At the meeting, Mr. Dennis discussed the due diligence sessions that had occurred during the previous two days. A representative of Latham & Watkins discussed key terms of the draft Merger Agreement it had sent to Cleary Gottlieb. Among other things, the Company Board discussed the potential requirements for Parent to seek CFIUS Approval and DSS Consent for the proposed transaction, and the impact this could have on timing and certainty of closing.

        On July 12, 2017, Cleary Gottlieb sent a revised draft of the Merger Agreement to Latham & Watkins.

        On July 13, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley and representatives of Latham & Watkins. At the meeting, a representative of Morgan Stanley provided an update on Parent's due diligence. A representative of Latham & Watkins discussed the key terms of the revised draft of the Merger Agreement Cleary Gottlieb had sent the previous day. The Company Board discussed the recent trading price of the Company's common stock, which had been above the purchase price for the Company proposed acquisition by Parent. A representative of Latham & Watkins led the Company Board in a discussion of the duties of a board of directors in connection with a possible sale of a company.

        Between July 17 and July 23, 2017, representatives of Latham & Watkins and Cleary Gottlieb held various conference calls to discuss the Merger Agreement, the tender and support agreement and other transaction documents, and exchanged drafts of the foregoing documents.

        On July 23, 2017, the Company Board held a meeting that was attended by members of management, representatives of Morgan Stanley, representatives of Latham & Watkins, a representative of Richards Layton and representatives of Skadden, Arps, Slate, Meagher & Flom LLP, regulatory counsel to the Company ("Skadden"). At the meeting, a representative of Richards Layton led the Company Board in a discussion of the fiduciary duties of the Company Board in the context of a sale of the Company. Representatives of Latham & Watkins led the Company Board in a discussion of the key provisions of the Merger Agreement and public company litigation issues and trends. A representative of Morgan Stanley made a presentation regarding Morgan Stanley's financial analyses for the proposed transaction between Parent and the Company based on a purchase price of $7.10 per share. During this presentation, the Company Board and representatives of Morgan Stanley discussed the October 2016 Management Projections (which had been provided to potentially interested parties in connection with the sale process), the April 2017 Management Projections (which had been updated to reflect the expected business performance of the Company) and the July 2017 Management Projections (which had been updated to reflect the expected business performance of the Company and which the Company Board had directed Morgan Stanley to use for the purposes of its financial analysis). Representatives of Skadden discussed the regulatory approvals that would be needed for the transaction, and the regulatory approval covenants in the Merger Agreement. A representative of Latham & Watkins discussed the draft board and compensation committee resolutions that the Company Board and the Compensation Committee of the Company Board could adopt if they approved the transaction.

        On July 24, 2017, Latham & Watkins received a revised draft of the Merger Agreement from Cleary Gottlieb. Latham & Watkins sent a revised draft of the Merger Agreement to Cleary Gottlieb on the same day.

        On July 25, 2017, representatives of Latham & Watkins and Cleary Gottlieb discussed the Merger Agreement. On the same day, Cleary Gottlieb sent a revised draft of the Merger Agreement to Latham & Watkins.

        Also on July 25, 2017, the Company Board held a meeting that was attended by representatives of Morgan Stanley, representatives of Latham & Watkins and a representative of Richards Layton. A representative of Latham & Watkins led the Company Board in a discussion regarding the changes to the Merger Agreement since the previous meeting. A representative of Morgan Stanley discussed financial analyses and rendered to the Company Board the oral opinion, subsequently confirmed in writing on the same date that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review set forth therein, the consideration to be received by the holders of Company Shares pursuant to the Merger Agreement (other than (i) Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company or (ii) any stockholder of the Company who is entitled to demand and has properly demanded appraisal for its shares in accordance with, and who complies in all respects with Section 262 of the DGCL) was fair, from a financial point of view to such holders. The foregoing summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Schedule 14D-9. The Company Board discussed with management the Company's expected results for the second quarter which, based on management's current estimates, would be lower than that contemplated by stock analyst expectations. Following the discussion, the Company Board unanimously (a) determined that the Merger Agreement, the Tender Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable the Merger Agreement, the Tender Agreement and such transactions, including the tender offer and the merger, upon the terms and subject to the conditions contained therein, (c) resolved that the merger would be effected pursuant to Section 251(h) of the DGCL, and (d) determined, upon the terms and subject to the conditions contained therein (including Section 5.3 thereof) to recommend that the stockholders of the Company accept the offer and tender their shares of Company Shares pursuant to the offer. The meeting of the Company Board then adjourned and a meeting of the Compensation Committee of the Company Board convened. At the meeting, after discussion, the Compensation Committee approved the compensation arrangements between the Company and its directors, officers and employees for purposes of establishing the non-exclusive safe harbor with respect to such compensation arrangements pursuant to Rule 14d-10(d)(2) under the Exchange Act.

        Late in the evening on July 25, 2017, Parent and the Company entered into the Merger Agreement, and early in the morning on July 26, 2017, the parties issued press releases announcing the transaction.

Reasons for the Company Board's Recommendation

        In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Company Board consulted with the Company's senior management, Latham & Watkins and Morgan Stanley, and considered and analyzed a wide and complex range of factors. The Company Board also consulted with Latham & Watkins and Richards Layton regarding the Company Board's fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the best value reasonably attainable for the Company's stockholders and is fair to, and in the best interests of, the Company's stockholders.

        The Company Board considered the following material factors and benefits in arriving at its resolution to enter into the Merger Agreement and its recommendation to the holders of Company Shares. The following factors are not intended to be exhaustive and are not presented in any relative order of importance:

  •
  The exploration by the Company Board of the potential sale of the Company for a considerable period of time:

  •
  the Company Board's designation, in February 2016, of the M&A Committee to evaluate potential mergers, acquisitions, other business combinations, joint ventures, corporate development opportunities, divestitures and other potential key strategic transactions outside the ordinary course of the Company's business;

  •
  the Company's disclosure, in April 2016 in connection with the Settlement Agreement, that it would search for an appropriate financial advisor to provide advice to the Company Board related to strategic alternatives and that, upon retention of such financial advisor, the Company Board would consider strategic alternatives; and

  •
  the Company's engagement, in August 2016, of Morgan Stanley as its financial advisor to provide advice in the process and over the course of 2016 and in 2017, the Company, with the assistance of Morgan Stanley, engaged in discussions with numerous financial and strategic buyers to explore a strategic transaction relating to the sale of the Company;

  •
  the belief that the proposed transaction with Parent would yield the best value reasonably attainable to the Company's stockholders and is therefore more favorable to the Company's stockholders than the other strategic alternatives available to the Company, including continuing to operate as an independent company and growing its business through internal growth, which belief was formed based on the Company Board's review of risks associated with those alternatives;

  •
  the Company Board's assessment of the strategic alternatives available to the Company, including an evaluation of the prospective timeframe and operating and market risks associated with undertaking acquisitions or other capital investments to create additional stockholder value;

  •
  the Company Board's and management's understanding of the business, operations, financial condition, earnings, competitive position, strategic options and prospects of the Company, as well as of the current and prospective environment in which the Company operates, including economic and market conditions, and the potential impact of those factors on the Company's stock price;

  •
  the fact that the all-cash Offer Price allows the Company's stockholders to immediately realize a fair value that is liquid and certain, while avoiding potential long-term business risk, including risks that could prevent the Company from achieving its profitability and cost savings goals;

  •
  the proposed form of the Merger Agreement with Parent and Purchaser was arrived at after a rigorous auction and negotiation process, during which 33 potential buyers were approached by Morgan Stanley, of which 13 executed confidentiality agreements and two submitted formal bids, and during which Party A made an unsolicited proposal to the Company before formal bids were submitted in the auction process;

  •
  the Company Board's consideration of several proposals other than the proposal from Parent, and its conclusion, after considering the potential benefits and risks to the Company and its stockholders associated with each of those proposals, that the best available alternative for Company stockholders is a sale of the Company to Parent;

  •
  the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally, and the cyber-security industry specifically;

  •
  general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges;

  •
  the fact that the fixed Offer Price will not fluctuate as a result of changes in the price of the Company Shares, which limits the impact of external factors on the transaction;

  •
  the opinion of Morgan Stanley, to the Company Board, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Company Shares pursuant to the Merger Agreement (other than (i) Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company or (ii) any stockholder of the Company who is entitled to demand and has properly demanded appraisal for its shares in accordance with, and who complies in all respects with, Section 262 of the DGCL) was fair from a financial point of view to such holders. The foregoing summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Schedule 14D-9;

  •
  the careful review of the provisions of the Merger Agreement, and the preparation of the Company's disclosure schedules, by the Company's management team and Latham & Watkins;

  •
  the fact that the structure of the transaction as a two-step transaction potentially enables the Company's stockholders to receive the offer price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction);

  •
  the commitment of both parties to complete the Offer and the Merger pursuant to their respective obligations under the terms of the Merger Agreement, and the likelihood that Parent will complete the Offer and the Merger based on, among other things:

  •
  the fact that there is no financing or due diligence condition to the completion of the Offer and the Merger; and

  •
  the fact that the number of extensions to the Offer required under the Merger Agreement and outside date under the Merger Agreement are expected to allow for sufficient time to complete the Offer and the Merger;

  •
  the provisions of the proposed form of Merger Agreement that provide the Company with the necessary flexibility to operate its business in the ordinary course and to address reasonably anticipated challenges that may arise during the pendency of the Merger;

  •
  the provisions of the proposed form of Merger Agreement permitting the Company, under certain circumstances and subject to procedural requirements, to furnish information concerning the Company and its subsidiaries to, a third party that makes an bona fide unsolicited written Competing Proposal, to engage in discussions or negotiations with such third party with respect to such Competing Proposal, provided that the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, and based on the information then available, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

  •
  the fact that the termination fee of $6,014,095.55 (representing 2.5% of the aggregate purchase price) payable by the Company in certain circumstances was viewed by the Company Board, after consultation with the Company's legal and financial advisors, as reasonable and not likely to preclude any other party from making a Competing Proposal, and was necessary as part of the deal protection provisions in light of the significant resources that Parent has committed to the transaction;

  •
  the fact that the stockholders that do not tender their Company Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger; and

  •
  the business reputation, management and financial resources of Parent which supported the Company Board's conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

        The Company Board also considered the following potentially negative factors in its consideration of the Merger Agreement, the Tender Agreement and the Transactions:

  •
  the risk that certain conditions to the Offer may not be satisfied by the outside date under the Merger Agreement, including as a result of the failure to satisfy the Regulatory Conditions and the Minimum Condition;

  •
  the risk that the public announcement of the execution of the Merger Agreement could affect the Company's business, operations, stock price, and employees and the Company's ability to retain key employees, the Company's ability to effectively recruit replacement personnel if key personnel were to depart while the Merger is pending, and the potential adverse effects on the Company's financial results as a result of any related disruption in its business (including, a potential loss of customers, suppliers or business partners);

  •
  the fact that the Offer Price and Merger Consideration and cancellation of the Company Shares upon completion of the Merger precludes Company stockholders from having the opportunity to participate in the future performance of the Company's business and to realize any potential future appreciation in the value of the Company Shares or the stock of a combined company if the Company were to complete a transaction with a purchaser that offered significant stock consideration;

  •
  the potential risk of diverting management's focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;

  •
  the interests of some of the Company's directors and officers in the transaction being different from the interests of the Company's stockholders generally;

  •
  the risk that the Transactions could subject the Company to litigation;

  •
  the trading price of the Company Shares could be adversely affected;

  •
  the fact that the terms of the proposed form of Merger Agreement place limitations on the ability of the Company to solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal from a third party;

  •
  the negative operating covenants of the proposed form of Merger Agreement restrict the conduct of the Company's business between the date of the Merger Agreement and the Effective Time of the Merger;

  •
  the tax consequences to the Company's stockholders who will generally be required to pay taxes on any gain that results from their receipt of the Offer Price;

  •
  the possibility that the Merger may be unduly delayed or not completed, including due to the failure to satisfy the conditions to the Offer or the Merger;

  •
  the substantial costs to be incurred in connection with the Transactions, including the transaction expenses arising from the Offer and the Merger and payments to the external advisors of the Company;

  •
  the risk that failure to complete the Offer or the Merger could negatively affect the price of Company Shares, the operating results of the Company, particularly in light of the costs incurred in connection with the Transactions, and the Company's ability to attract and retain customers and personnel and finance its operations; and

  •
  the termination fee to be paid to Parent if the Merger Agreement is terminated under circumstances specified in the proposed form of Merger Agreement, which may discourage other parties that would otherwise have an interest in acquiring the Company.

        The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Merger Agreement, the Tender Agreement, the Offer, the Merger and the other Transactions. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company's Financial Advisor

        Morgan Stanley & Co. LLC ("Morgan Stanley") was retained by the Company Board to act as its financial advisor in connection with the possible sale of the Company. The Company Board selected Morgan Stanley to act as the Company's financial advisor based on Morgan Stanley's qualifications, expertise, reputation, its knowledge of and involvement in recent transactions in the software industry, and its knowledge and understanding of the Company's business and affairs. On July 25, 2017, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on the same date, to the Company Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of Company Shares pursuant to the Merger Agreement (other than (i) Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company or (ii) any stockholder of the Company who is entitled to demand and has properly demanded appraisal for its shares in accordance with, and who complies in all respects with, Section 262 of the DGCL) was fair from a financial point of view to such holders.

        The full text of Morgan Stanley's written opinion to the Company Board, dated July 25, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The following summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley's opinion, this section and the summary of Morgan Stanley's opinion below carefully and in their entirety. Morgan Stanley's opinion is directed to the Company Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Company Shares pursuant to the Merger Agreement as of the date of the opinion and did not address any other aspects or implications of the Offer or the Merger. Morgan Stanley's opinion was not intended to, and does not, constitute advice or a recommendation to any holder of Company Shares as to whether any stockholder of the Company should tender its Company Shares in the Offer or how such stockholder should vote or act at any stockholders' meeting that may be held in connection with the Merger or with respect to any other matter.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  •
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  •
  reviewed certain financial projections prepared by the management of the Company;

  •
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  •
  reviewed the reported prices and trading activity for Company Shares;

  •
  compared the financial performance of the Company and the prices and trading activity of the Company Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in certain discussions and negotiations among representatives of the Company and the Parent and their legal advisors;

  •
  reviewed the Merger Agreement and certain related documents; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for the opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Company Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 25, 2017. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Company Board. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 25, 2017, which was the last full trading day prior to the meeting of the Company Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and the Merger, and is not necessarily indicative of current market conditions.

        In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company's management and referred to in this Schedule 14D-9 (and defined in the following section captioned "Certain Unaudited Prospective Financial Information of the Company") as the "July 2017 Management Projections," and certain financial projections based on Wall Street research reports and referred to in this Schedule 14D-9 as the "Street Case." For more information, please see the section of this Schedule 14D-9 captioned "Certain Unaudited Prospective Financial Information of the Company."

Public Trading Analysis

        Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared publicly available consensus equity analyst research estimates for the Company with comparable publicly available consensus equity analyst research estimates for certain selected companies that are in the security software industry or are companies that share similar business characteristics such as those that have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics that Morgan Stanley determined, upon the application of its professional judgment and experience, to be similar to the Company (we refer to these companies as the comparable companies). The companies used in this comparison included the following:

  Security Companies:

  •
  Absolute Software Corporation

  •
  Check Point Software Technologies Ltd.

  •
  F-Secure Corporation

  •
  FireEye, Inc.

  •
  Fortinet, Inc.

  •
  Imperva, Inc.

  •
  Qualys, Inc.

  •
  Symantec Corporation

  •
  VASCO Data Security International, Inc.

  •
  Zix Corporation

  Small Capitalization Software Companies:

  •
  Avid Technology, Inc.

  •
  Bazaarvoice, Inc.

  •
  Marin Software Incorporated

  •
  ServiceSource International, Inc.

        The above companies were chosen based on Morgan Stanley's knowledge of the industry and because they have businesses that may be considered similar to the Company's. Although none of such companies are identical or directly comparable to the Company, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that Morgan Stanley considered similar to those of the Company for purposes of its analysis.

        For purposes of this analysis, Morgan Stanley analyzed:

  •
  the ratio of aggregate value ("AV") (calculated as the market value of equity plus total debt, net of cash and cash equivalents) to estimated revenue, which we refer to as AV / Revenue Ratio, for each of calendar year 2017 and calendar year 2018; and

  •
  the ratio of AV to estimated EBITDA ("EBITDA") (calculated as net income excluding net interest expense, income tax expense and certain other non-cash items, principally depreciation, amortization and stock-based compensation, and non-recurring items), which we refer to as AV / EBITDA Ratio, for each of calendar year 2017 and calendar year 2018.

Summary Statistics	CY2017E AV / Revenue*	CY2018E AV / Revenue*	CY2017E AV / EBITDA*	CY2018E AV / EBITDA*
Security Companies:
Low	2.3x	2.0x	11.1x	9.3x
High	7.6x	7.1x	45.5x	41.7x
Median	4.5x	4.0x	20.7x	17.4x
Small Capitalization Software Companies:
Low	0.9x	0.9x	7.7x	8.0x
High	1.9x	1.8x	21.5x	14.5x
Median	1.3x	1.3x	20.6x	13.3x

*
Excluding certain transactions for which the ratio was not meaningful or not available.

        Morgan Stanley also reviewed the historical AV / NTM Revenue Ratio for the Company over the twelve-month period ended July 25, 2017, where estimated revenue for purposes of calculating such ratio on any date in the period was estimated revenue for the four quarters ending subsequent to such date, based on publicly available consensus equity analyst research estimates for the Company. The Company's AV / NTM Revenue Ratio ranged from 1.3x to 2.1x during this period, and as of July 25, 2017 was 1.8x.

        Based on its analysis of the relevant metrics for each of the comparable companies and its review of relevant metrics for the Company, including its review of the historical changes over the twelve-month period ended July 25, 2017 in the AV / NTM Revenue Ratio for the Company described in the preceding paragraph, and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the AV / Revenue Ratio and the AV / EBITDA Ratio for each of the calendar years 2017 and 2018 and applied these ranges of multiples to the relevant company financial statistics, utilizing publicly available estimates of revenue and EBITDA prepared by equity research analysts, available as of July 25, 2017. Based on the outstanding Company Shares on a fully-diluted basis as of June 30, 2017 provided by the Company's management, Morgan Stanley calculated the estimated implied value per Company Share as of July 25, 2017 as follows:

Street Case	Selected Multiple Ranges	Implied Present Value Per Company Share ($)
CY2017E AV / Revenue	1.25x - 2.25x	$4.84 - $8.14
CY2018E AV / Revenue	1.25x - 2.25x	$5.15 - $8.66
CY2017E AV / EBITDA	10.0x - 18.0x	$4.20 - $7.04
CY2018E AV / EBITDA	9.0x - 15.0x	$4.68 - $7.34

        Morgan Stanley compared the foregoing range of implied present value per Company Share to (1) the closing price per share of Company Shares of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

        No company included in the comparable public company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity valuation analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company's estimated future financial performance. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of such company's equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Company Share on a standalone basis. To calculate the discounted equity value, Morgan Stanley used an estimate of net cash as of the end of the second quarter of calendar year 2019 and calendar year 2019 revenue and EBITDA estimates based on the July 2017 Management Projections. Morgan Stanley applied a range of forward multiples (derived from the public trading analysis above and Morgan Stanley's application of its professional judgment and experience) to these estimates and applied a discount rate of 9.9%, which rate was selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect an estimate of the Company's cost of equity.

        Based on the outstanding Company Shares on a fully-diluted basis as of July 25, 2017 provided by the Company's management, Morgan Stanley calculated the estimated implied present value per Company Share using the discounted equity valuation analysis as follows:

	Selected Multiple Ranges	Implied Present Value Per Company Share ($)
AV / Revenue	1.25x - 2.25x	$4.85 - $8.01
AV / EBITDA	10.0x - 18.0x	$7.12 - $12.04

        Morgan Stanley compared the foregoing ranges of implied present value per Company Share to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of an asset using estimates of the future unlevered free cash flows generated by the asset, taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." The "unlevered free cash flows" refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, "unlevered free cash flow" was defined as EBITDA less (i) stock-based compensation, (ii) taxes, (iii) changes in net working capital and (iv) capital expenditures, as more fully described in the following section captioned "Certain Unaudited Prospective Financial Information of the Company". "Present value" refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. "Terminal value" refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

        Morgan Stanley used estimates from the July 2017 Management Projections and extrapolations from the July 2017 Management Projections for purposes of the discounted cash flow analysis, as more fully described below. Morgan Stanley calculated the present value of estimated unlevered free cash flows for the Company for the period from the third quarter of 2017 through the fourth quarter of 2017 and each of the calendar years 2018 through 2024. Morgan Stanley also calculated a range of terminal values for the Company by applying a perpetual growth rate ranging from 1.5% to 2.5% to the estimated unlevered free cash flows of the Company after the year 2024. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley's professional judgment and experience. The estimated unlevered free cash flows and the range of terminal values were then discounted to present values at July 25, 2017 using a range of discount rates from 8.9% to 10.9%, which range of discount rates were selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect the Company's estimated weighted average cost of capital.

        This analysis indicated the following range of implied present value per Company Share.

Implied Present Value Per Company Share
$5.79 - $7.97

        Morgan Stanley compared the foregoing range of implied present value per Company Share to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

Precedent Transactions Analysis

        Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the merger.

        Precedent Multiples.    In connection with its analysis, Morgan Stanley compared publicly available statistics for selected software transactions involving businesses that Morgan Stanley judged to be similar in certain respects to the Company's business or aspects thereof based on Morgan Stanley's professional judgment and experience, with an equity value between $250 million and $750 million occurring between January 1, 2010 and July 25, 2017. The following is a list of the transactions reviewed:

Date Announced	Acquiror	Target
May 30, 2017	Vista Equity Partners	Xactly Corporation
May 1, 2017	ESW Capital, LLC	Jive Software, Inc.
September 8, 2016	Google Inc.	Apigee Corporation
July 13, 2016	Thoma Bravo, LLC	Imprivata, Inc.
May 31, 2016	Accel-KKR	SciQuest, Inc.
May 2, 2016	Oracle Corporation	Opower, Inc.
April 19, 2016	Experian plc	CSIdentity Corporation
August 10, 2015	Envestnet, Inc.	Yodlee, Inc.
May 25, 2015	CA Technologies	Rally Software Development Corp.
May 5, 2015	Pitney Bowes Inc.	Borderfree, Inc.
April 30, 2015	Francisco Partners	ClickSoftware Technologies Ltd.
February 10, 2015	Vector Capital	Saba Software, Inc.
December 5, 2014	Open Text Corporation	Actuate Corporation
April 7, 2014	GTCR Valor Companies, Inc.	Vocus, Inc.
January 30, 2014	Dassault Systemes SA	Accelrys Inc.
November 7, 2013	Autodesk Inc.	Delcam plc
June 24, 2013	Thoma Bravo, LLC	Keynote Systems, Inc.
January 17, 2012	Blackbaud, Inc.	Convio, Inc.
December 8, 2011	IBM	DemandTec, Inc.
November 30, 2011	Synopsys, Inc.	Magma Design Automation, Inc.
September 27, 2011	Permira Funds	Renaissance Learning, Inc.
April 7, 2011	Parametric Technology Corporation (now PTC)	MKS Inc.
August 13, 2010	IBM	Unica Corporation
June 3, 2010	Thoma Bravo, LLC	SonicWALL, Inc.
June 2, 2010	Sonic Solutions	DiVX, Inc.
March 8, 2010	CCMP Capital Advisors, LLC	Infogroup Inc.

        For each transaction listed above, Morgan Stanley noted the ratio of AV of the transaction to each of the target company's revenue and EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, which is referred to as LTM Revenue and LTM EBITDA, respectively, and the ratio of AV of the transaction to each of the target company's estimated revenue and EBITDA for the twelve-month period following the announcement date of the applicable transaction, which is referred to as NTM Revenue and NTM EBITDA, respectively.

        Results of the analysis were presented for the selected companies, as indicated in the following table:

	Low	High
AV / LTM Revenue Ratio	1.3x	6.0x
AV / NTM Revenue Ratio	1.2x	4.8x
AV / NTM EBITDA Ratio*	5.8x	41.7x

*
Excluding certain transactions for which the ratio was not meaningful.

        Based on its analysis of the relevant metrics for each of the comparable transactions and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the

AV / LTM Revenue Ratio multiples, AV / NTM Revenue Ratio multiples, and AV / NTM EBITDA Ratio multiples and applied these ranges of multiples to the Company's revenues and EBITDA, as applicable, as of July 25th, 2017 (based on the Street Case), respectively.

        Morgan Stanley then calculated a range of implied present values per Company Share as follows:

	Selected Representative Multiple Range	Implied Present Value Per Company Share ($)
AV / LTM Revenue Ratio	1.5x - 2.5x	$5.77 - $9.09
AV / NTM Revenue Ratio	1.5x - 2.5x	$5.53 - $8.68
AV / NTM EBITDA Ratio	12.0x - 19.0x	$4.80 - $7.18

        Morgan Stanley compared the foregoing range of implied present value per Company Share to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

        Precedent Premia.    Morgan Stanley reviewed the premia paid in 65 merger and acquisition transactions in the technology sector between January 1, 2011 and July 25, 2017, with a publicly announced transaction value of between $250 million and $750 million based on publicly available information. Morgan Stanley reviewed the premium paid in each transaction to the target company's (i) closing stock price one trading day prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the "One Day Spot Premium," (ii) average closing stock price during the 30 trading days prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the "30 Day Average Premium," and (iii) high closing stock price during the 52-week period prior to the announcement of the transaction (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), which is referred to below as the "LTM High Premium."

        This analysis indicated the following:

	Bottom Quartile	Mean	Median	Top Quartile
1-Day Spot Premium	19%	40%	33%	49%
30-Day Average Premium	23%	41%	38%	50%
LTM High Premium	(6)%	4%	0%	9%

        Based on the review of the premia paid in the transactions summarized above and the application of its professional judgment and experience, Morgan Stanley applied the following premia ranges to the applicable price per Company Share for the specified time periods (based on closing stock prices on and through July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement) to calculate a range of implied values per Company Share as follows:

	Premia Range	Implied Present Value Per Company Share ($)
1-Day Spot Premium ($6.90)	20% - 50%	$8.28 - $10.35
30-Day Average Premium ($6.80)	20% - 50%	$8.16 - $10.20
LTM High Premium ($7.80)	(10)% - 10%	$7.02 - $8.57

        Morgan Stanley compared the foregoing range of implied present value per Company Share to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

        No company or transaction utilized in the precedent transaction multiples or premia paid analyses is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable transaction data.

Other Information

Historical Trading Range

        For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed the low and high per share trading range of Company Shares for the one year period ending on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, which was $4.93 to $7.60, and compared that to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

Equity Research Analysts' Price Targets

        For reference only and not as a component of its fairness analysis, Morgan Stanley also reviewed certain publicly available equity research analyst share price targets for Company Shares and noted that (1) the undiscounted range of such price targets was $8.00 per share to $10.00 per share and (2) the range of such price targets, discounted one year to present value using a 9.9% discount rate, which rate was selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect an estimate of the Company's cost of equity, was $7.28 per share to $9.10 per share, and compared that to (1) the closing price per Company Share of $6.90 on July 25, 2017, the last full trading day immediately prior to the execution of the Merger Agreement, and (2) the cash consideration of $7.10 per share.

General

        In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

        In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Company Shares pursuant to the Merger Agreement, and in connection with the delivery of its opinion to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which Company Shares might actually trade.

        The consideration to be received by the holders of Company Shares pursuant to the Merger Agreement was determined through arm's-length negotiations between the Company and Parent and was approved by the Company Board. Morgan Stanley acted as financial advisor to the Company Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Company Board, nor opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. In addition, Morgan Stanley's opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transactions, or whether or not such alternative business transactions, and Morgan Stanley's opinion expressed no opinion or recommendation as to whether the stockholders of the Company should tender their Company Shares into the Offer, or how to act or vote at any stockholders' meeting that may be held in connection with the Merger or with respect to any other matter.

        Morgan Stanley's opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve the execution, delivery and performance by the Company of the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the consideration pursuant to the Merger Agreement or of whether our Company Board would have been willing to agree to different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

        The Company Board retained Morgan Stanley based on Morgan Stanley's qualifications, experience and expertise and its familiarity with the Company. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

        Under the terms of the Morgan Stanley Engagement Letter, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $5 million for its services, approximately $1 million of which is contingent upon the closing of the Merger, and $4 million of which was due and payable upon the execution of the Merger Agreement. The Company has also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley's engagement.

        In the two years prior to the date of its opinion, other than pursuant to the Morgan Stanley Engagement Letter, Morgan Stanley had not provided financial advisory or financing services and had not received any fees for such services from the Company. In the two years prior to the date of its opinion, Morgan Stanley had provided financing services for the Parent and received aggregate fees of approximately $1 million in connection with such services. Morgan Stanley may seek to provide financial advisory or financing services to the Company, Parent and each of their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Unaudited Prospective Financial Information of the Company

Management Projections

        In connection with the commencement of the sale process involving the Company and in order to assist the Company Board in evaluating potential strategic alternatives for the Company, the Company's management prepared, and the Company Board reviewed, a forecast of the Company's financial information prepared in October 2016 (the "October 2016 Management Projections"). In April 2017, the Company's management updated the October 2016 Management Projections in order to provide the Company Board with its current view of the future financial performance of the Company, which incorporated the most current market data and reflected changes since October 2016 (the "April 2017 Management Projections"). In July 2017, the Company's management updated the April 2017 Projections in order to provide the Company Board with its current view of the future financial performance of the Company (the "July 2017 Management Projections", and together with the October 2016 Management Projections and the April 2017 Management Projections, collectively, the "Management Projections"). The July 2017 Management Projections were made available to Parent in connection with its due diligence review of the Company and the management of the Company directed Morgan Stanley to use the July 2017 Management Projections in connection with its financial analyses and in rendering its opinion.

        The Company does not, as a matter of course, publicly disclose forecasts as to future financial performance, earnings or other results, and is especially cautious of making forecasts for extended periods due to the inherent unpredictability and subjectivity of the underlying assumptions and estimates. As a result, the Company does not endorse the unaudited prospective financial information described herein as a reliable indication of the results it may achieve on a stand-alone basis in the future.

        A summary of the Management Projections is not being included in this document to influence your decision whether to tender your Company Shares in the Offer, but solely because these Management Projections were among the financial information made available to Parent and to Morgan Stanley for use in connection with its financial analyses and opinion summarized above under "—Opinion of the Company's Financial Advisor".

        The Management Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Management Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The Management Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Management Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Management

Projections cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the Management Projections will be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Management Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Management Projections should not be regarded as an indication that the Company Board, the Company, Morgan Stanley or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company's stockholders are urged to review the Company's most recent SEC filings for a description of risk factors with respect to the Company's business. See Item 8 under the heading "Cautionary Note Regarding Forward-Looking Statements."

        The Management Projections were not prepared with a view toward complying with United States generally accepted accounting principles ("GAAP"), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Management Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company's independent registered public accounting firm contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 relates to the Company's historical financial information. It does not extend to the Management Projections and should not be read to do so. Furthermore, the Management Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Management Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

Use of Non-GAAP Measures

        When viewed with the Company's financial results prepared in accordance with GAAP and accompanying reconciliations, the Company believes the non-GAAP measure of "Adjusted EBITDA" provides additional useful information to clarify and enhance the understanding of the factors and trends affecting the Company's past performance and future prospects. Adjusted EBITDA as presented in this Schedule 14D-9, is a supplemental measure of the Company's performance that is not required by, or presented in accordance with, GAAP. It is not a measurement of the Company's financial performance under GAAP and should not be considered as alternatives to net income, or any other performance measures derived in accordance with GAAP, or as an alternative to net cash provided by operating activities as a measure of the Company's liquidity. The presentation of Adjusted EBITDA should not be interpreted to mean that the Company's future results will be unaffected by unusual or nonrecurring items.

        The Company Board's and executive management use Adjusted EBITDA internally as a complementary financial measure to evaluate the performance and trends of the Company's business. Adjusted EBITDA is presented below because the Company believes that measures such as these provide useful information with respect to the Company's ability to meet its future debt service, capital expenditures, working capital requirements and overall operating performance.

        Adjusted EBITDA has limitations as an analytical tools, which should not be considered in isolation or as substitutes for analysis of the Company's results as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect the Company's cash expenditures, future expenditures for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on the Company's debt;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA does not adjust for all non-cash income or expense items that are reflected in the Company's statement of cash flows;

  •
  Adjusted EBITDA does not reflect the impact on earnings of charges resulting from matters unrelated to the Company's ongoing operations; and

  •
  Other companies in the Company's industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

        Such limitations should be compensated by relying primarily on the Company's GAAP results and Adjusted EBITDA should be used only as a supplement to this information. See the Company's consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this Schedule 14D-9.

        However, the Company believes that Adjusted EBITDA is useful to an investor in evaluating the Company's results of operations because this measure:

  •
  is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

  •
  helps investors evaluate and compare the results of the Company's operations from period to period by removing the effect of its capital structure from its operating performance; and

  •
  is used by the Company's management team for various other purposes in presentations to the Company Board as a basis for strategic planning and forecasting.

Definition of Adjusted EBITDA

        Adjusted EBITDA, as used by the Company in this Schedule 14D-9, means net income, plus income tax expense, depreciation and amortization, stock-based compensation and net interest expense.

Management Projections

        The following is a summary of the October 2016 Management Projections:

($ in millions)

October 2016 Management Projections

	2017	2018	2019
Revenues	$115.7	$123.3	$131.6
Gross Margin	$84.9	$92.0	$99.5
Operating Income.	$14.0	$18.2	$23.3
Adjusted EBITDA	$17.5	$22.0	$27.1

        Set forth below is a summary of a reconciliation of Adjusted EBITDA included in the October 2016 Management Projections to net income based on financial information available to, or projected by, the Company.

	2017	2018	2019
Net Income	$5.0	$9.1	$7.5
Income Tax Expense	$0.3	$0.3	$7.0
Depreciation and Amortization	$5.0	$5.4	$5.4
Stock Based Compensation	$7.2	$7.2	$7.2
Net Interest Expense	$—	$—	$—
Adjusted EBITDA	$17.5	$22.0	$27.1

        The following is a summary of the April 2017 Management Projections.

April 2017 Management Projections

	2017	2018	2019	2020	2021
Revenues	$114.5	$119.2	$123.6	$129.6	$135.8
Gross Margin	$83.3	$89.3	$92.7	$98.0	$103.9
Operating Income	$11.3	$14.2	$16.2	$20.5	$25.5
Adjusted EBITDA	$14.7	$17.1	$19.2	$23.5	$28.5

        Set forth below is a summary of a reconciliation of Adjusted EBITDA included in the April 2017 Management Projections to net income based on financial information available to, or projected by, the Company.

	2017	2018	2019	2020	2021
Net Income	$0.9	$3.1	$5.0	$2.2	$5.2
Income Tax Expense	$0.4	$0.9	$1.1	$8.2	$10.2
Depreciation and Amortization	$4.9	$4.6	$4.6	$4.6	$4.6
Stock Based Compensation	$8.5	$8.5	$8.5	$8.5	$8.5
Net Interest Expense	$—	$—	$—	$—	$—
Adjusted EBITDA	$14.7	$17.1	$19.2	$23.5	$28.5

        The following is a summary of the July 2017 Management Projections.

July 2017 Management Projections

	2017	2018	2019	2020	2021
Revenues	$113.2	$125.4	$133.8	$140.5	$147.5
Gross Margin	$81.9	$94.3	$101.6	$108.2	$113.6
Operating Income	$11.2	$18.1	$23.3	$26.0	$28.5
Adjusted EBITDA	$14.3	$20.9	$26.4	$29.2	$31.8

        Set forth below is a summary of a reconciliation of Adjusted EBITDA included in the July 2017 Management Projections to net income based on financial information available to, or projected by, the Company.

	2017	2018	2019	2020	2021
Net Income	$1.5	$9.1	$14.2	$6.9	$8.4
Income Tax Expense	$0.3	$0.3	$0.3	$10.4	$11.4
Depreciation and Amortization	$4.7	$4.2	$4.6	$4.7	$4.8
Stock Based Compensation	$7.8	$7.2	$7.2	$7.2	$7.2
Net Interest Expense	$—	$—	$—	$—	$—
Adjusted EBITDA	$14.3	$20.8	$26.3	$29.2	$31.8

Unlevered Free Cash Flow

        Morgan Stanley used financial estimates prepared by the Company's management from the July 2017 Management Projections to derive estimates of unlevered free cash flow, which estimates were reviewed and approved by management. Unlevered free cash flow, as used in this Schedule 14D-9, means Adjusted EBITDA less stock-based compensation, income tax expense, changes in net working capital and capital expenditures.

        Set forth below is a summary of a reconciliation of unlevered free cash flow to Adjusted EBITDA based on financial information available to, or projected by, the Company.

	2017	2018	2019	2020	2021
Adjusted EBITDA	$14.3	$20.8	$26.3	$29.2	$31.8
Stock Based Compensation	$7.0	$7.0	$7.0	$8.0	$8.0
Income Tax Expense	$1.0	$2.0	$2.0	$3.0	$3.0
Working Capital (Increase) / Decrease	$(0.6)	$(2.0)	$(1.3)	$(1.0)	$(1.1)
Less: Capital Expenditures	$2.0	$3.0	$2.0	$2.0	$3.0
Unlevered Free Cash Flow	$3.7	$6.8	$14.0	$15.2	$16.7

        Neither the Company, Morgan Stanley nor any other person to whom the Management Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Management Projections. In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the Management Projections.

        THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Item 5.    Persons/Assets Retained, Employed, Compensated Or Used

        The Company's engagement and compensation of Morgan Stanley in connection with that firm's engagement to render an opinion to the Company's Board regarding the fairness, from a financial point of view, of the compensation to be received by the holders of Company Shares in the Transactions, are described in Item 4, under the heading "Opinion of the Company's Financial Advisor—Miscellaneous". Additionally, the Company engaged Atlas Technology Group ("Atlas") as its non-exclusive financial advisor in connection with the Company Board's evaluation of strategic alternatives. The Company has agreed to pay Atlas a fee of approximately $500,000 for its services, which is contingent upon the closing of the Transactions, and to reimburse Atlas for its reasonable and documented fees, expenses and disbursements.

        Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest In Securities Of The Subject Company

        With the exception of the execution of the Merger Agreement and the Tender Agreement, no transactions with respect to Company Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes Of The Transaction And Plans Or Proposals

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

Stockholder Approval Not Required.

        Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (a) Company stockholders who do not tender their Company Shares in the Offer and who otherwise comply with the requirements of Section 262 of the DGCL will be entitled to appraisal rights under Delaware law and (b) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

        Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" or "holder" are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The "fair value" as so determined by the court could be greater than, less than or the same as the Offer Price.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 9, 2017), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Company Shares in the Offer;

  •
  continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  any stockholder (or beneficial owner of Company Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

        Notwithstanding a stockholder's compliance with foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Guidance Software Inc., 1055 E. Colorado Boulevard Pasadena, California 91106-237, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Company Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder's compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, or if both (a) the total number of Company Shares entitled to appraisal rights does not exceed 1% of the outstanding Company Shares eligible for appraisal and (b) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (a) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares immediately prior to the Effective Time or (b) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (in general, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and

(ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger, the Merger Agreement, the Tender Agreement, the Offer and the Transactions, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their "affiliates" or "associates" (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger, the transactions contemplated under the Merger Agreement and the Tender Agreement.

        Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Antitrust clearance

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be (a) shortened if the reviewing agency grants "early termination," (b) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (c) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company will file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger no later than 10 business days following the date of the Merger Agreement and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York Time, 15 calendar days after such filings, unless (a) earlier terminated by the FTC or the Antitrust Division, (b) restarted by the acquiring person voluntarily withdrawing and re-filing its Notification and Report Form, or (c) extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Approval under National Security Regulations

        Section 721 of the Defense Production Act of 1950, as amended (the "DPA"), authorizes the Committee on Foreign Investment in the United States ("CFIUS") to review and investigate any merger, acquisition, or takeover that could result in control of a U.S. business by a foreign person to determine whether the transaction threatens to impair the national security of the United States, whether any such threat can be mitigated and whether to submit a recommendation to the President of the United States that he exercise his authority to suspend or prohibit the completion of the transaction or require divestiture of the completed transaction. The filing of a notice of a transaction with CFIUS pursuant to the DPA is voluntary, but CFIUS has the power to initiate a review in the absence of such a voluntary notice. CFIUS has 30 calendar days from the date it accepts submission of a notice to review the proposed transaction and decide whether to conclude its review or initiate an investigation if unresolved national security concerns remain. An investigation, if initiated, may take up to 45 calendar days. If, upon the expiration of the 45-day investigation period, CFIUS determines that a recommendation should be made to the President, the President must decide within 15 calendar days whether to suspend or prohibit the transaction. Parent and the Company intend to file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the Transactions; however, clearance by CFIUS is not a condition precedent to the completion of the Transactions.

        The Company and Parent intend to work with the DSS to develop an appropriate mitigation structure to address any foreign ownership, control or influence ("FOCI") presented by the Transactions in compliance with the National Industrial Security Program Operating Manual ("NISPOM") which requires a company that possesses a facility security clearance to notify the DSS that such company is in negotiations with respect to a proposed merger acquisition or takeover by a foreign person. If it is determined that the Transactions will place the Company under FOCI, the NISPOM requires that appropriate FOCI mitigation measures be implemented. The Merger Agreement requires that each of Parent and the Company use its commercially reasonable efforts to obtain, subject to certain limitations set forth in the Merger Agreement, as promptly as practicable, the DSS Consent.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017.

Golden Parachute Compensation

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

        If the Offer and the Merger are completed in accordance with the terms of the Merger Agreement, the consummation of the Offer and the Merger will constitute a "change in control" under the terms of the offer letters, employment agreements and other change in control arrangements in effect with the Company's named executive officers, as described in the 2017 Proxy Statement (the "Employment Arrangements"). The table below describes the estimated potential payments to each of the Company's named executive officers under the terms of their respective Employment Arrangement and equity awards. The amounts shown reflect only the additional payments or benefits that a named executive officer will receive as a result of the Merger or would have received upon the occurrence of the named executive officer's termination of employment by the Company other than for "cause" or, if applicable, the named executive officer's resignation with "good reason," within 12 to 24 months (as applicable) following a change in control of the Company. The amounts shown do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the closing of the Offer and the Merger, absent the occurrence of the Merger and/or such a termination of employment, as applicable. Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently unavailable and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, the Company has assumed:

  •
  a price per share of the Company Shares of $7.10, which is the Offer Price;

  •
  the closing of the Offer and the Merger on September 30, 2017; and

  •
  with respect to each named executive officer, a termination of employment by the Company without "cause" or, if applicable, by the executive for "good reason" or, in each case, on September 30, 2017, in which case such executive would be entitled to receive each of the payments and benefits described in further detail below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Patrick Dennis	1,687,500	5,539,472	39,612	7,266,584
Barry Plaga	750,600	2,731,745	26,408	3,508,753
Michael Harris	420,500	1,472,359	18,098	1,910,957
Ken Basore	520,000	1,352,955	30,745	1,903,700
Alfredo Gomez	450,000	941,878	8,490	1,400,368

(1)
Under the employment agreements (as amended) with Messrs. Dennis and Plaga, in the event of a termination of the executive's employment either by the Company without "cause" or by the executive for "good reason" on or within 18 months following the Merger (i.e., a "double trigger" arrangement), subject to the executive's execution and non-revocation of a general release of claims, the executive would be entitled to receive a lump-sum cash payment equal to the sum of (i) one and one-half times for Mr. Dennis, and one times for Mr. Plaga, the sum of (A) the executive's annual base salary as in effect on the executive's termination date ($450,000 for Mr. Dennis and $360,000 for Mr. Plaga), plus (B) the executive's then-current target annual cash bonus opportunity ($450,000 for Mr. Dennis and $223,200 for Mr. Plaga), and (ii) the amount of the executive's then-current on target bonus, prorated for the calendar year of termination ($337,500 for Mr. Dennis and $167,400 for Mr. Plaga).

Under the offer letters (as amended) for Messrs. Harris and Gomez, in the event of termination of the executive's employment by the Company without "cause" on or within 18 months following the Merger (i.e., a "double trigger" arrangement), subject to the executive's execution and non-revocation of a general release of claims, the executive would be entitled to receive a lump-sum cash payment equal to the sum of (i) the executive's annual base salary as in effect on the executive's termination date ($290,000 for Mr. Harris and $300,000 for Mr. Gomez), plus (ii) the executive's then-current target annual cash bonus opportunity ($130,500 for Mr. Harris and $150,000 for Mr. Gomez).

Under Mr. Basore's agreement to participate in the Company's Executive Retention and Severance Plan (as amended), in the event of a termination of Mr. Basore's employment either by the Company without "cause" or by the executive as the result of a "constructive termination" on or within 24 months following the Merger (i.e., a "double trigger" arrangement), Mr. Basore would be entitled to receive a lump-sum cash payment equal to two times his annual base salary ($260,000) as in effect on his termination date ($520,000).

(2)
Pursuant to the terms of the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan and the award agreements thereunder, each award of Company Options and Company Restricted Shares will become vested and exercisable, as applicable, as a result of the Merger (i.e., a "single trigger" arrangement"). Pursuant to the terms of the Guidance Software, Inc. 2017 Incentive Award Plan and the award agreements thereunder, in the event of a termination of the executive's employment either by the Company without "cause" or, if applicable, by the executive for "good reason," in either case, on or within 12 months following the Merger (i.e., a "double trigger" arrangement), any awards of Company Options of Company Restricted Shares held by the executive would become fully vested and exercisable, as applicable (i.e., a "double trigger" arrangement).

Additionally, pursuant to the terms of the employment agreements (as amended) with Messrs. Dennis and Plaga, upon a qualifying termination of employment in connection with a change in control as described in footnote (1) above (i.e. a "double trigger" arrangement), the executive would also be entitled to 100% accelerated vesting of all outstanding equity awards held by the executive immediately prior to his termination of employment, with any performance-based vesting awards vesting at target performance.

The following table quantifies the value of the unvested Company Options and Company Restricted Shares held by the named executive officers, assuming a price per Company Share equal to the Offer Price of $7.10, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)	Number of Company Restricted Shares (#)	Value of Company Restricted Shares ($)
Patrick Dennis	228,999	286,249	739,785	5,252,473
Barry Plaga	62,500	68,750	375,950	2,669,245
Michael Harris	56,250	52,312	199,452	1,416,109
Ken Basore	0	0	190,557	1,352,955
Alfredo Gomez	58,944	67,786	124,357	882,934
(3)
Amounts include the estimated value of Company-paid or -subsidized continued healthcare coverage for each named executive officer and his eligible dependents for up to 18 months (for Messrs. Dennis and Basore) or 12 months (for Messrs. Plaga, Harris and Gomez), which the named executive officers would be entitled to receive under their various Employment Arrangements upon a qualifying termination of employment in connection with a change in control as described in footnote (1) above. Amount for Mr. Basore also includes the estimated value of Company-paid life and disability insurance coverage for Mr. Basore that is reasonably similar to that provided to him immediately prior to the date of the termination of employment for up to 24 months, which Mr. Basore would be entitled to under his agreement to participate in the Company's Executive Retention and Severance Plan (as amended) in connection with a change in control as described in footnote (1) above ($1,833). These amounts are "double trigger" benefits.

Cautionary Note Regarding Forward-Looking Statements

        The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" or similar expressions are intended to identify forward-looking statements and are based on the Company's current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company's actual future results may differ materially from the Company's current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company Shares tendered in the Offer; the possibility that Competing Proposals will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the Transactions making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under "Risk Factors" and elsewhere in the Company's public periodic filings with the SEC, as well as the tender offer materials filed by the Company, Parent and Purchaser in connection with the Offer.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.    Exhibits

Exhibit No.		Description
(a)(1)		Offer to Purchase, dated August 8, 2017 (incorporated by reference to Exhibit (a)(1)(A) to Purchaser's Tender Offer Statement on Schedule TO filed by Purchaser and Open Text Corporation relating to Guidance Software, Inc. with the SEC on August 8, 2017).

(a)(2)		Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)		Press Release issued by Guidance Software Inc., dated July 26, 2017 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on July 26, 2017).

(a)(4)	*	Opinion of Morgan Stanley & Co. LLC, dated July 25, 2017 (included as Annex A to this Schedule 14D-9).

(e)(1)		Agreement and Plan of Merger, dated as of July 25, 2017, by and among Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 26, 2017).

(e)(2)		Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 7, 2017.

Exhibit No.		Description
(e)(3)		Confidentiality Agreement, dated November 11, 2016 by and between Open Text Corporation and Guidance Software, Inc. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Open Text Corporation relating to Guidance Software, Inc. with the SEC on August 4, 2017).

(e)(4)		Exclusivity Agreement, dated June 26, 2017 by and between Open Text Corporation and Guidance Software, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)		Tender and Voting Agreement, dated as of July 25, 2017, by and among Parent, Purchaser and each stockholder listed on Annex I thereto (incorporated by reference to Exhibit 6 to the Schedule 13D filed by Open Text Corporation relating to Guidance Software, Inc. with the SEC on August 4, 2017).

(e)(6)		Offer Letter, dated April 14, 2015, by and between Guidance Software, Inc. and Patrick Dennis (incorporated by reference to Exhibit 10.40 (18) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(7)		At Will Employment Agreement, dated April 14, 2015, between Guidance Software, Inc. and Patrick Dennis (incorporated by reference to Exhibit 10.41 (18) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(8)		Amendment to Employment Terms, dated March 21, 2016, by and between Guidance Software, Inc. and Patrick Dennis (incorporated by reference to Exhibit 10.50 (23) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(9)		Offer Letter, dated August 5, 2008, by and between Guidance Software, Inc. and Barry J. Plaga (incorporated by reference to Exhibit 10.9 (3) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(10)		Amendment to Offer Letter, dated December 18, 2008, by and between Guidance Software, Inc. and Barry J. Plaga (incorporated by reference to Exhibit 10.18 (7) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(11)		Second Amendment to Employment Terms, dated December 1, 2014 by and between Guidance Software, Inc. and Barry Plaga (incorporated by reference to Exhibit 10.34 (16) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(12)	*	Third Amendment to Employment Terms, dated March 21, 2016 between Guidance Software, Inc. and Barry Plaga.

(e)(13)	*	Agreement to Participate in the Guidance Software, Inc. Executive Severance and Retention Plan, dated April 20, 2005, by and between Guidance Software, Inc. and Ken Basore.

(e)(14)	*	Amendment to Agreement to Participate in the Guidance Software, Inc. Executive Severance and Retention Plan, dated December 29, 2008, by and between Guidance Software, Inc. and Ken Basore.

(e)(15)		Guidance Software, Inc. Amended and Restated Executive Retention and Severance Plan, dated as of December 19, 2008 (incorporated by reference to Exhibit 10.3 (8) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(16)	*	Offer Letter, dated April 1, 2015, between Guidance Software, Inc. and Michael Harris.

(e)(17)	*	First Amendment to Employment Terms, dated March 21, 2016, by and between Guidance Software, Inc. and Michael Harris.

Exhibit No.		Description
(e)(18)	*	Offer Letter, dated September 25, 2015, by and between Guidance Software, Inc. and Alfredo Gomez.

(e)(19)	*	First Amendment to Employment Terms, dated March 21, 2016, by and between Guidance Software, Inc. and Alfredo Gomez.

(e)(20)		Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 (7) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(21)	*	First Amendment to Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan.

(e)(22)		Second Amendment to Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 (1) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(23)		Third Amendment to Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Appendix 1 to the Form DEF14A filed with the SEC on April 2, 2015).

(e)(24)		Fourth Amendment to Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Appendix A to the Form PRE 14A filed with the SEC on March 16, 2016).

(e)(25)	*	Form of Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan Stock Option Agreement.

(e)(26)		Form of Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan Restricted Stock Agreement (incorporated by reference to Exhibit 10.17 (7) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(27)		Form of Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan Performance-Vesting Restricted Stock Agreement (incorporated by reference to Exhibit 10.49 (23) to the Form 10-K filed with the SEC on March 1, 2017).

(e)(28)		Guidance Software, Inc. 2017 Incentive Award Plan (incorporated by reference to Appendix 1 to the Schedule 14A filed with the SEC on April 7, 2017).

(e)(29)		Guidance Software, Inc. 2017 Incentive Award Plan Stock Option Agreement (incorporated by reference to Exhibit 10.51 to the Form 10-Q filed with the SEC on May 10, 2017).

(e)(30)		Guidance Software, Inc. 2017 Incentive Award Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.52 to the Form 10-Q filed with the SEC on May 10, 2017).

*
Filed herewith.

Annex A	Opinion of Morgan Stanley & Co. LLC, dated July 25, 2017.
Annex B	Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2017	GUIDANCE SOFTWARE, INC.
	By:	/s/ ALFREDO GOMEZ Alfredo Gomez General Counsel

ANNEX A

        July 25, 2017

Board of Directors
Guidance Software, Inc.
1055 East Colorado Boulevard
Pasadena, CA 91106
United States

Members of the Board:

        We understand that Guidance Software, Inc. (the "Company"), Open Text Corporation (the "Parent") and Galileo Acquisition Sub Inc., a wholly owned subsidiary of the Parent (the "Purchaser"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 25, 2017 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by the Purchaser of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") for $7.10 per share in cash (the "Consideration"), and (ii) the subsequent merger (the "Merger") of the Purchaser with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares held by the Parent, the Purchaser or the Company, or any direct or indirect wholly owned subsidiary of the Parent, the Purchaser or the Company, or held by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  6)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

  7)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8)
  Participated in certain discussions and negotiations among representatives of the Company and the Parent and their legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents; and

  10)
  Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Parent and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation to any stockholder of the Company as to whether such stockholder should tender their shares into the Tender Offer or how such stockholder should act or vote at any stockholders' meeting that may be held in connection with the Merger or with respect to any other matter.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ TAYLOR HENRICKS Taylor Henricks Executive Director

ANNEX B

SECTION 262 OF THE
DELAWARE GENERAL CORPORATION LAW
RIGHTS OF APPRAISAL

Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.